Exhibit (a)(1)(xi)

CYPRESS SEMICONDUCTOR CORPORATION

AMENDED OFFER TO EXCHANGE

RESTRICTED STOCK UNITS

FOR RESTRICTED STOCK

This document constitutes part of the prospectus relating

to the Cypress Semiconductor Corporation 1994 Stock Plan

covering securities that have been registered under the Securities Act of 1933, as amended.

September 4, 2008

CYPRESS SEMICONDUCTOR CORPORATION

Amended Offer to Exchange Restricted Stock Units

for Restricted Stock

This offer and withdrawal rights will expire at 5:00 p.m., Pacific Time,

on September 25, 2008 unless we extend them.

By this offer, Cypress Semiconductor Corporation and our subsidiaries or one of our affiliated companies (collectively referred to as “Cypress,” the “Company,” “we,” “our” or “us”) is giving eligible employees (as defined below) the opportunity to exchange some or all of your eligible restricted stock units (as defined below) that were granted under our 1994 Stock Plan for restricted stock granted under the same plan.

The purpose of this offer is to permit you, if you are an eligible employee, to accelerate the measurement and recognition of your taxes, and the commencement of your capital gain holding period, to the grant date of the restricted stock, which will occur three (3) business days after the date upon which this offer expires. This may only be done by accepting the offer and thereafter filing an 83(b) election with the U.S. Internal Revenue Service within thirty (30) days of the restricted stock grant date. The 83(b) election is described in greater detail later in this document. If you do not wish to accelerate the measurement and recognition of your taxes and commence your capital gain holding period, then you should not participate in this offer.

If you are an eligible employee and participate in this offer, the number of shares of restricted stock you receive will equal the number of restricted stock units you exchange multiplied by the Conversion Ratio, rounded down to the nearest whole share. Whether you retain your restricted stock units or receive restricted stock in exchange for them, the number of covered shares will be adjusted (by applying the Conversion Ratio) to generally preserve the inherent value that would otherwise be lost due to the Company’s proposed spin-off of SunPower Corporation (“SunPower”).

If you participate in this offer, you will receive only Cypress restricted stock. You will not receive any SunPower stock, restricted or otherwise.

If you exchange your restricted stock units pursuant to this offer, you will be entitled to receive the grant of the new shares of restricted stock as of the expiration date of the offer, but, because of administrative reasons, we will grant the new shares of restricted stock three (3) business days after the day on which we cancel the restricted stock units (the “restricted stock grant date”). If the offer’s expiration date is extended, the restricted stock grant date will be similarly delayed.

We expect the restricted stock grant date to occur after the distribution date of SunPower stock to Cypress’s shareholders in the proposed spin-off. The record date and the distribution date for the spin-off are not known as of the date of this filing but will be announced when determined. The expiration date of this offer will be extended as needed to cause the restricted stock grant date to occur after the distribution date of the spin-off.

All shares of restricted stock will be granted under the terms of the Company’s 1994 Stock Plan and the form of restricted stock agreement thereunder.

The vesting schedule of the shares of restricted stock will be identical to the vesting schedule of the restricted stock units that you exchange. Vesting of restricted stock is conditioned upon continued active service to the Company or one of its subsidiaries through each applicable vesting date or, in some cases, also attaining specified performance goals.

i

If you decide to participate in this offer, in connection with the grant of the restricted stock you will need to determine whether or not to file an 83(b) election with the Internal Revenue Service. We urge taxpayers to consult their tax advisor in a timely fashion as the 83(b) election must be filed within thirty (30) calendar days of the restricted stock grant date. There are no exceptions to this timely filing rule. A form 83(b) election notice is included as an exhibit to the form of restricted stock agreement which is filed as exhibit (a)(1)(vii) to this Amended Offer to Exchange Restricted Stock Units for Restricted Stock (the “Offer to Exchange”). If you choose to file an 83(b) election, you are not required to file the 83(b) election as to all of your shares of restricted stock.

Filing an 83(b) election involves certain tax-related risks. Please see Question and Answer 13, the ”Risks that are Specific to this Offer” beginning on page 16 and Section 14 of the Offer to Exchange for further information on 83(b) elections and their risks. It may not be in your best economic interest to file an 83(b) election. For example, a participant could file an 83(b) election with the Internal Revenue Service and Cypress stock could decline in value by the time it is vested and sold, in which case the participant would not be able to credit taxes previously paid. In addition, your employment with Cypress could terminate prior to your vesting, in which case you will not receive the unvested stock that you previously paid the taxes on and will not receive a deductible loss.

Our common stock is traded on the New York Stock Exchange under the symbol “CY.” On August 27, 2008, the closing price of our common stock was $31.35 per share. You should evaluate the risks related to our business, our common stock, and this offer, and review current market quotes for our common stock, among other factors, before deciding to participate in this offer.

See “Risks of Participating in the Offer” beginning on page 15 for a discussion of risks that you should consider before participating in this offer.

EXPLANATORY NOTE

This Offer to Exchange amends and supplements in full the Offer to Exchange dated August 22, 2008 and the Amended Offer to Exchange dated August 28, 2008. The only changes in this Offer to Exchange as compared to the Offer to Exchange dated August 22, 2008 and the Amended Offer to Exchange dated August 28, 2008 are (i) to update the eligibility requirements to provide that if for any reason you are no longer an employee, consultant, board member, or advisory board member on the expiration date of the offer, you will not receive any shares of restricted stock, (ii) to provide that if we have not accepted your properly tendered restricted stock units by 9:00 p.m., Pacific Time, on October 20, 2008, you may withdraw your restricted stock units thereafter, (iii) to disclose that ten (10) business days before the end of the offer (as it may be extended from time to time), the Company will either waive its right to postpone, or if the Company’s board of directors has not set a record date for the spin-off, announce that the offer will be terminated at the expiration date and (iv) other ancillary changes.

IMPORTANT

If you choose to participate in the offer, you must deliver a completed election form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery before 5:00 p.m., Pacific Time, on September 25, 2008 to:

Priscilla Raymundo

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Fax: (408) 943-2706

E-mail: rsu.exchange@cypress.com

Only responses that are complete, signed and actually received by Priscilla Raymundo by the deadline will be accepted. Cypress intends to confirm the receipt of your election form and/or any withdrawal form by e-mail within two (2) U.S. business days. If you have not received an e-mail confirmation, it is your responsibility to confirm that we have received your election form and/or withdrawal form. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.

You should direct requests for additional copies of this Offer to Exchange and the other exchange documents to:

Priscilla Raymundo

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Phone: (408) 943-2772

E-mail: rsu.exchange@cypress.com

You should direct questions about this offer to:

Victoria Tidwell

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Phone: (408) 943-2979

or to:

Neil Weiss

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Phone: (408) 943-2630

Offer to Exchange dated September 4, 2008

You should rely only on the information contained in this Offer to Exchange or documents to which we have referred you. We have not authorized anyone to provide you with different information. We are not making an offer of the shares of restricted stock in any jurisdiction where the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to restricted stock unit holders in any of these jurisdictions. You should not assume that the information provided in this Offer to Exchange is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offer. This Offer to Exchange summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate.

SCHEDULE A	Information Concerning the Executive Officers and Directors of Cypress Semiconductor Corporation	61
SCHEDULE B	Summary Financials Information	62

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

The following are answers to some of the questions that you may have about this offer. You should carefully read this entire Offer to Exchange, the accompanying letter from T.J. Rodgers, our President and Chief Executive Officer, dated August 22, 2008, and the election and withdrawal forms together with their associated instructions. This offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Exchange and the other offer documents. We have included in this summary references to other sections in this Offer to Exchange to help you find more complete information with respect to these topics.

Q1.	What is the offer?

A1.	This offer is a voluntary opportunity for eligible employees, consultants, members of our board of directors and advisory board members to exchange eligible restricted stock units that were granted under the Plan (as defined below) for shares of restricted stock in order to accelerate the measurement and recognition of taxes. This is done only by timely filing an 83(b) election with the Internal Revenue Service within thirty (30) calendar days of the restricted stock grant.

The following are some terms that are frequently used in this Offer to Exchange.

Terms Used in This Offer to Exchange

•

“83(b) election” refers to an election filed pursuant to Section 83(b) of the United States Internal Revenue Code of 1986, as amended. The 83(b) election informs the Internal Revenue Service to treat unvested restricted stock as vested for tax purposes. The 83(b) election must be filed within thirty (30) calendar days of the restricted stock grant date. There are no exceptions to this timeliness requirement. Additionally, to complete the 83(b) election, participants must provide Cypress with a copy of the 83(b) election and attach a copy of the 83(b) election to their federal tax return covering 2008 income.

A form 83(b) election notice is included as an exhibit to the form of restricted stock agreement which is filed as exhibit (a)(1)(vii) to this Offer to Exchange.

•	“common stock” refers to the Company’s common stock.

•

“eligible employee” refers to employees (including an executive officer), members of our board of directors, advisory board members and consultants of Cypress (which, for purposes of this offer, includes all subsidiaries or affiliates of Cypress) as of the commencement of the offer and the forfeiture date that are located in the United States and who hold eligible restricted stock units. Individuals located outside of the United States are not eligible to participate in this offer.

•

“eligible restricted stock unit grant” refers to a grant of restricted stock units that covers 100 or more outstanding restricted stock units. If a particular restricted stock unit grant covers less than 100 outstanding restricted stock units, the restricted stock units subject to that particular restricted stock unit grant are not eligible restricted stock units and are not eligible for exchange in this offer.

•

“eligible restricted stock units” refers to unvested restricted stock units that are subject to an eligible restricted stock unit grant, were granted under the Plan, and remain unvested as of the expiration date.

•	“exchanged restricted stock units” refers to all unvested restricted stock units that you exchange pursuant to this offer.

•	“executive officers” refers to those officers of Cypress listed on Schedule A to this Offer to Exchange.

•

“expiration date” refers to the date that this offer expires. We expect that the expiration date will be September 25, 2008 at 5:00 p.m., Pacific Time. We may extend the expiration date at our discretion. If we extend the offer, the term “expiration date” will refer to the time and date at which the extended offer expires.

•

“forfeiture date” refers to the same U.S. business day as the expiration date. This is the date when exchanged restricted stock units will be forfeited. We expect that the forfeiture date will be September 25, 2008. If the expiration date is extended, then the forfeiture date will be similarly delayed.

•

“offer period” or “offering period” refers to the period from the commencement of this offer to the expiration date. This period will commence on August 22, 2008 and we expect it to end at 5:00 p.m., Pacific Time, on September 25, 2008.

•	“Offer to Exchange” refers to this Amended Offer to Exchange Restricted Stock Units for Restricted Stock.

•	“Plan” refers to the Company’s 1994 Stock Plan.

•

“restricted stock” refers to the shares of restricted stock issued pursuant to this offer that replaces your exchanged restricted stock units. All grants of restricted stock will be made pursuant to the Plan and subject to the terms and conditions of a restricted stock agreement between you and the Company.

•

“restricted stock grant date” refers to the date that is three (3) business days after the expiration date and the forfeiture date. This is the date when shares of restricted stock will be granted. If the offer’s expiration date is extended, then the restricted stock grant date will be similarly delayed. If you choose to participate in this offer, you will be entitled to receive your grant of restricted stock as of the expiration date. However, for administrative purposes, you will actually receive your grant of restricted stock on the restricted stock grant date.

•	“spin-off” refers to the Company’s spin-off of its stake in SunPower.

•	“SunPower” refers to SunPower Corporation.

Q2.	How do I participate in this offer?

A2.	If you choose to participate in this offer, you must do the following before 5:00 p.m., Pacific Time, on the expiration date, currently expected to be September 25, 2008:

1. Properly complete and sign the attached election form.

2. Deliver the completed and signed election form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery to:

Priscilla Raymundo

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Fax: (408) 943-2706

E-mail: rsu.exchange@cypress.com

To help you recall your eligible restricted stock unit grants, please refer to your E*trade account (https://us.etrade.com/e/t/user/login_sp) which lists your outstanding restricted stock unit grants. Please note that eligible restricted stock unit grants are only those grants that cover 100 or more outstanding restricted stock units. If you choose to exchange an eligible restricted stock unit grant, you must elect to exchange at least 100 of the restricted stock units subject to such grant. Elections to exchange less than 100 restricted stock units will not be accepted and you will retain those restricted stock units.

EXAMPLE: You hold a restricted stock unit grant covering 1,000 restricted stock units, 950 of which have already vested. Because this restricted stock unit grant covers less than 100 outstanding unvested restricted stock units, this restricted stock grant is not an eligible restricted stock unit grant and the 50 restricted stock units subject to this grant are not eligible restricted stock units eligible for exchange in this offer.

You may choose to exchange all or some lesser number of the eligible restricted stock units subject to a grant. If you choose to exchange an eligible restricted stock unit grant, you must elect to exchange at least 100 of the restricted stock units subject to such grant. If you choose to exchange a portion of a grant, the exchanged shares remain subject to the same vesting schedule as the remaining portion of your grant.

EXAMPLE: You hold an eligible grant covering 1,000 restricted stock units, all of which are unvested. You may choose to exchange all 1,000 restricted stock units subject to the grant or any lesser number of restricted stock units (but no less than 100 restricted stock units). If you choose to exchange a portion of your grant, the restricted shares you receive will continue to vest on the same schedule and in the same proportionate amounts as under the original grant.

Please note that if you choose to participate in this offer and file an 83(b) election, you are not required to file the 83(b) election as to all of your shares of restricted stock.

EXAMPLE: If you exchange 1,000 restricted stock units, on the restricted stock grant date you will receive 1,000 shares of restricted stock. You may file an 83(b) election as to some or all of the 1,000 shares of restricted stock. If you file an 83(b) election, you are not required to file an 83(b) election as to all 1,000 shares of restricted stock.

This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any restricted stock units tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly tendered restricted stock units promptly after the expiration of this offer. (See Section 4)

We may extend this offer. If we extend this offer, we will issue a press release, e-mail or other communication disclosing the extension no later than 6:00 a.m., Pacific Time, on the U.S. business day following the previously scheduled expiration date.

The delivery of all documents, including election forms, is at your risk. We intend to confirm the receipt of your election form and/or any withdrawal form by e-mail within two (2) U.S. business days. If you have not received an e-mail confirmation, it is your responsibility to confirm that we have received your election form and/or any withdrawal form. Only responses that are complete, signed and actually received by Priscilla Raymundo by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. (See Section 4)

Q3.	How many shares of restricted stock will I receive for the restricted stock units that I exchange?

A3.	The number of shares of restricted stock you receive will equal the number of restricted stock units you exchange multiplied by the Conversion Ratio (as described below), rounded down to the nearest whole share.

EXAMPLE: If you exchange 1,000 restricted stock units, on the restricted stock grant date you will receive a number of shares of restricted stock equal to 1,000 multiplied by the Conversion Ratio, rounded down to the nearest full share.

Q4.	If I accept this offer, will I receive any shares of SunPower stock?

A4.	No. If you participate in this offer, you will receive only Cypress restricted stock. You will not receive any SunPower stock, restricted or otherwise. Similarly, if you do not participate in this offer and keep your restricted stock units, any restricted stock units that vest after the record date of the spin-off will be settled in Cypress stock, not in SunPower stock. Only stockholders who own Cypress shares on the record date of the spin-off will receive SunPower stock pursuant to the spin-off. Our board of directors has not declared a record date for the spin-off, and may not do so. The declaration of a record date of the spin-off is a condition to this offer. (See Sections 6 and 7)

Q5.	How will my restricted stock or restricted stock units be adjusted following the SunPower spin-off?

A5.	Whether you retain your restricted stock units or receive restricted stock in exchange for them, the number of covered shares will be adjusted to generally preserve the inherent value that would otherwise be lost due to the SunPower spin-off. Specifically, Cypress will multiply the number of shares subject to your award by a number (the “Conversion Ratio”). The Conversion Ratio will be calculated out to four decimal places and will be determined by dividing the consolidated volume weighted average price (calculated out to four decimal places) (“VWAP”) of Cypress common stock shares as reported by Bloomberg on the day of the SunPower spin-off by the VWAP of Cypress shares as reported by Bloomberg on the day following the SunPower spin-off and can be found under the heading “Bloomberg VWAP” on Bloomberg page “CY<equity>AQR” (or its equivalent successor if such page is not available). (See Section 6)

EXAMPLE: If the Cypress VWAP on the day of the SunPower spin-off is $26 and the VWAP on the day after the SunPower spin-off is $7, the Conversion Ratio will be 3.7143. If you held 333 shares subject to a restricted stock award or 333 shares subject to a restricted stock unit, they would be multiplied by the Conversion Ratio and rounded down to the nearest whole share, giving you 1,236 shares or units, respectively.

Q6.	Who may participate in this offer?

A6.	You may participate in this offer if you are an employee (including an executive officer), member of our board of directors, an advisory board member, or consultant of Cypress (which, for purposes of this offer, includes all subsidiaries or affiliates of Cypress) as of the commencement of the offer and the forfeiture date, are located in the United States, and hold eligible restricted stock units. Individuals located outside of the United States are not eligible to participate in this offer. (See Section 1)

Q7.	Why is Cypress making this offer?

A7.	Cypress is making this offer to permit you to accelerate the measurement and recognition of your taxes to the grant date of the restricted stock, which will occur three (3) business days after the offer closes. This may only be done by accepting the offer and thereafter filing an 83(b) election with the U.S. Internal Revenue Service within thirty (30) days of the restricted stock grant date. If you do not wish to accelerate the measurement and recognition of your taxes, then you do not need to participate in this offer. (See Section 3)

Depending on your personal circumstances, current and future tax rates, risk tolerance and the current and subsequent performance of Cypress, it may or may not be in your best interest to accept the offer.

Q8.	Which of my restricted stock units are eligible?

A8.	Your eligible restricted stock units are those restricted stock units that are subject to an eligible restricted stock unit grant, were granted under the Plan, and remain unvested as of this offer’s expiration date, currently expected to be September 25, 2008. To help you recall your eligible restricted stock unit grants, please refer to your E*trade account (https://us.etrade.com/e/t/user/login_sp) which lists your outstanding restricted stock unit grants. Please note that eligible restricted stock unit grants are only those grants that cover 100 or more outstanding restricted stock units. If you choose to exchange an eligible restricted stock unit grant, you must elect to exchange at least 100 of the restricted stock units subject to such grant. Elections to exchange less than 100 restricted stock units will not be accepted and you will retain those restricted stock units. (See Section 2)

Q9.	Are there circumstances under which I would not be granted shares of restricted stock?

A9.

Yes. If, for any reason, you are no longer an employee, consultant, board member, or advisory board member of Cypress on the expiration date, you will not receive any shares of restricted stock. Please note that if you choose to participate in this offer, and subject to the conditions of this offer, you will be entitled to receive your shares of restricted stock as of the expiration date. However, for administrative purposes, the restricted stock grant date will occur three (3) business days after the offer closes. Except as provided by applicable law and/or any employment agreement between you and Cypress, your employment with Cypress will remain “at-will” regardless of your participation in the offer and can be terminated by you or your employer at any time with or without cause or notice. (See Section 1)

If you choose to exchange an eligible restricted stock unit grant, you must elect to exchange at least 100 of the restricted stock units subject to such grant. Elections to exchange less than 100 restricted stock units will not be accepted and you will retain those restricted stock units.

Moreover, even if we accept your eligible restricted stock units, we will not grant shares of restricted stock to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting restricted stock as a result of changes in the SEC or New York Stock Exchange rules. We do not anticipate any such prohibitions at this time. (See Section 13)

If you hold restricted stock units that vest or expire before the currently scheduled expiration date or, if we extend the offer such that the expiration date is a later date and you hold restricted stock units that vest or expire before the rescheduled expiration date, and you have elected to exchange those restricted stock units, those restricted stock units will not be eligible for exchange and such restricted stock units will continue to be governed by their original terms. (See Section 15)

Q10.	Am I required to participate in this exchange?

A10.	No. Participation in this offer is completely voluntary. (See Section 2)

Q11.	What will be the purchase price of my shares of restricted stock?

A11.	The purchase price of a share of restricted stock will be the par value of our common stock which is equal to $0.01 per share and the par value will be deemed paid by your past services rendered to Cypress. As a result, you do not have to make any cash payment to Cypress to receive your award of restricted stock. (See Section 9)

Q12.	When will my restricted stock vest?

A12.	Your shares of restricted stock will vest on an identical vesting schedule as the restricted stock units such shares of restricted stock replace, subject to your continuing to be an employee or service provider to Cypress through each relevant vesting date. (See Section 9)

Vesting of your shares of restricted stock is subject to the following conditions:

•

Vesting on any given vesting date is generally subject to your continued active service to Cypress or one of its subsidiaries through that vesting date or, in some cases, also attaining specified performance goals. If your service with us terminates (for any reason or no reason) before your shares of restricted stock vest, you will forfeit your unvested shares of restricted stock.

•	After the shares of restricted stock vest, continued employment, consulting, board or advisory board service (as applicable) is not required to retain the common stock.

•	Our Company policies may suspend vesting if you are transferred to a subsidiary and receive equity awards from that subsidiary.

Q13.	What are some of the tax consequences of receiving shares of restricted stock in this offer?

A13.

The tax consequences of receiving shares of restricted stock in this offer will depend on whether or not you timely file an 83(b) election. Because the primary reason for accepting the offer is to accelerate the measurement and recognition of taxable income and to commence the capital gain holding period, it is expected that most, if not all, of the participants who accept this offer will wish to file 83(b) elections. The

83(b) election is not required and is entirely your decision to make. Please consult your tax advisor. If you choose to file an 83(b) election, you are not required to file the 83(b) election as to all of your shares of restricted stock.

Under Section 83 of the United States Internal Revenue Code, if no 83(b) election is filed, then when restricted stock vests, you will recognize income equal to the share value on the vesting date, determined by market prices. Upon the sale or other disposition of the shares, any subsequent gain or loss is treated as capital gain or loss. This tax treatment is identical to the tax treatment of your existing restricted stock unit.

If you participate in the offer and receive shares of restricted stock, you may accelerate the measurement and recognition of income and the commencement of the capital gain holding period by filing an 83(b) election with the IRS within thirty (30) calendar days following the restricted stock grant date. There are no exceptions to this timely filing rule. The last possible day for filing is calculated by counting every day (including Saturdays, Sundays and holidays) starting with the next day after the restricted stock grant date. Please note that you are responsible for filing the 83(b) election with the Internal Revenue Service. Cypress will not file this election for you. Instructions for filing the 83(b) election can be found in the restricted stock agreement filed as exhibit (a)(1)(vii) to this Offer to Exchange. You must also attach a copy of your election to your federal tax return covering your 2008 income and submit a copy to Cypress.

The 83(b) election treats the restricted stock as if it was not subject to vesting. This accelerates your income recognition to the restricted stock grant date. Accordingly, if you timely file an 83(b) election, you will recognize income equal to the share value on the restricted stock grant date (less any purchase price). You will then immediately need to pay Cypress an amount equal to any required tax withholding which will be communicated to you by Cypress. Upon your sale or other disposition of the shares, any subsequent gain or loss is treated as capital gain or loss, which will be short-term or long-term, depending on how long you held the shares. You generally need to hold the shares for more than one (1) year in order to qualify for the long-term capital gain rate. Long-term capital gains are currently taxed at a maximum rate of 15% for purposes of your federal taxes. State long-term capital gain rates differ state-by-state. The capital gain rates could change, and may be increased in 2009 or later years.

EXAMPLE: You choose to participate in the offer and receive an award of 1,000 shares of restricted stock. On the restricted stock grant date, the fair market value of a share of the Company’s common stock is $10.00. If you timely file an 83(b) election, you will have taxable income in the amount of $10,000. Assuming you are subject to a 40% tax withholding rate (which reflects assumed federal and state tax), you will immediately be required to pay Cypress $4,000 for the amount of taxes you owe (40% of the $10,000 of income). Please note that even though you have paid income tax on the shares, you will not own the shares until they vest. Your personal tax rate will vary and you should consider your own tax rate as part of your decision process.

EXAMPLE: Same facts as above, but you have now sold your shares after vesting when the per share fair market value of the Company’s stock was $15.00. Assuming you held the shares for more than one (1) year from the restricted stock grant date, you would have paid $750 in long term capital gains tax (assuming a federal capital gains rate of 15% on the $5,000 increase of the value of the shares). In this example, if you timely filed an 83(b) election and sold the shares when they were worth $15.00 (and such sale was more than one (1) year from the restricted stock grant date), you would have a total tax obligation of $4,750 (the $4,000 owed at the time you filed the 83(b) election and the $750 capital gain tax). If you did not file an 83(b) election, you would be required to pay Cypress $6,000 for the amount of taxes you owe (40% of the $15,000 of income at the vesting date).

Please note, however, that if your shares do not vest or are forfeited for any reason (for example, because your employment is terminated or you do not satisfy the vesting requirements), you will not receive any type of credit or deduction for the taxes you already paid on the shares. Please see the examples below for further information.

EXAMPLE: Same facts as above except the restricted stock vests when the per share fair market value of the Company’s common stock is $15.00. Even though the fair market value of the shares has increased, you will not have any further tax event until the sale or other disposition of your shares.

EXAMPLE: Same facts as above except you did not file an 83(b) election or did not accept this offer and retained your restricted stock units. You would have had taxable income in the amount of $15,000 (the $15.00 per share fair market value on the date of vesting multiplied by 1,000 shares) and paid a tax of $6,000.

Please note, however, that if you are in a low tax bracket, such that your ordinary income tax rate is equal to, lower than, or close to your capital gain tax rate you would receive little or no economic advantage by participating in this offer and filing an 83(b) election and may in fact be taking on significant risk for limited or no economic benefit.

EXAMPLE: You are taxed at a 25% federal rate for ordinary income and are a California resident. California generally taxes capital gains at the same rate as it taxes ordinary income. You accept this offer and file an 83(b) election. By the time you sell your Cypress stock, the federal capital gains tax has been raised to 25%. You do not recognize any tax savings by virtue of a capital gain tax differential in this situation.

Moreover, if you file an 83(b) election and later forfeit the restricted stock, you will receive neither a tax credit nor a tax deduction for any taxes you previously paid. If your employment terminates for any reason, or if your shares fail to vest for any reason, your unvested restricted stock will be forfeited to the Company and you will not receive any tax deduction for the amount previously included as income.

EXAMPLE: You choose to participate in the offer and receive an award of 1,000 shares of restricted stock. On the restricted stock grant date, the fair market value of a share of the Company’s common stock is $10.00. You timely file an 83(b) election and you have taxable income in the amount of $10,000. Assuming you are subject to a 40% tax withholding rate, you will immediately be required to pay Cypress $4,000 for the amount of taxes you owe (40% of the $10,000 of income). You voluntarily leave your employment with the Company when all 1,000 shares of the restricted stock remain unvested. You will forfeit your unvested shares of restricted stock and you will not receive any tax deduction for the $10,000 previously included as income. You will have paid $4,000 of income tax for shares you do not own and will not have a $10,000 capital loss.

EXAMPLE: You choose to participate in the offer and receive an award of 1,000 shares of restricted stock. The shares of restricted stock will vest only upon the achievement of certain specified performance goals. On the restricted stock grant date, the fair market value of a share of the Company’s common stock is $10.00. You timely file an 83(b) election and you have taxable income in the amount of $10,000. Assuming you are subject to a 40% tax withholding rate, you will immediately be required to pay Cypress $4,000 for the amount of taxes you owe (40% of the $10,000 of income). Assume your shares do not vest because the performance goals are not satisfied. You will forfeit your unvested shares of restricted stock and you will not receive any tax deduction for the $10,000 previously included as income. You will have paid $4,000 of income tax for shares you do not own and will not have a $10,000 capital loss.

Please also note that you will not receive any credit or deduction for any taxes paid if you file an 83(b) election and if the value of the Company’s common stock has decreased on the vesting date of the restricted shares.

EXAMPLE: You choose to participate in the offer and receive an award of 1,000 shares of restricted stock. On the restricted stock grant date, the fair market value of a share of the Company’s common stock is $10.00. You timely file an 83(b) election and you have taxable income in the amount of $10,000. Assuming you are subject to a 40% tax withholding rate, you will immediately be required to pay Cypress $4,000 for the amount of taxes you owe (40% of the $10,000 of income). The Company’s per share fair market value on the vesting date of the restricted stock is $5.00. If you had not filed an 83(b) election, you would have had taxable income on the vesting date of $5,000 (the per share fair market value of $5.00 multiplied by 1,000 shares). Assuming you are subject to a 40% tax withholding rate, you would have been required to pay Cypress $2,000 for the amount of taxes you owe (40% of the $5,000 of income).

In this example, you filed an 83(b) election and paid Cypress $4,000 in taxes on your shares. If you had not filed the 83(b) election, you would have only had to pay Cypress $2,000 in taxes for those same shares. You will not receive a tax credit for this $2,000 difference at the time of vesting.

EXAMPLE: You choose to participate in the offer and receive an award of 1,000 shares of restricted stock. On the restricted stock grant date, the fair market value of a share of the Company’s common stock is $10.00. You timely file an 83(b) election and you have taxable income in the amount of $10,000. Assuming you are subject to a 40% tax withholding rate, you will immediately be required to pay Cypress $4,000 for the amount of taxes you owe (40% of the $10,000 of income). The restricted stock vests and you sell it for $5.00 per share, receiving $5,000. You will receive a capital loss for the $5,000 of loss you incurred at the time of sale. Generally, long-term capital losses can be deducted against long-term capital gains and up to $3,000 of ordinary income.

If you decide to participate in this offer and choose to make an 83(b) election as to the restricted stock you receive in this offer, you are not required to file the 83(b) election as to all of your shares of restricted stock.

EXAMPLE: You choose to participate in the offer and receive an award of 1,000 shares of restricted stock. On the restricted stock grant date, the fair market value of a share of the Company’s common stock is $10.00. You timely file an 83(b) election as to 500 of the shares of restricted stock and you have taxable income in the amount of $5,000.

Please note that the withholding percentages used in the examples above are used for purposes of illustration only and your actual tax liability will likely be different.

(See Section 14)

Q14.	Can I change my mind and revoke my 83(b) election?

A14.	A valid 83(b) election cannot be revoked without IRS consent. To obtain consent you must submit a request for a letter ruling to the IRS. There are currently only two situations in which the IRS will consent to revocation of an 83(b) election. The first is where the taxpayer making the 83(b) election is under a mistake of fact as to the underlying transaction and the request is made within sixty (60) days of the date the mistake became known to the person making the election. The second is where the revocation request is made on or before the due date for making the 83(b) election (i.e., thirty (30) calendar days following the grant of restricted stock). The IRS has discretion to approve or deny revocation requests and formal procedures exist for making letter ruling requests. We strongly encourage you to consult a tax professional for assistance if you decide to pursue revocation of your 83(b) election. (See Section 14)

Q15.	If I participate in this offer, do I have to exchange all of my eligible restricted stock units subject to a particular restricted stock unit grant?

A15.	No. You may choose which of your eligible restricted stock units you wish to exchange. If you decide to participate in this offer, you may exchange all or some of the restricted stock units subject to an eligible restricted stock unit grant that you choose to exchange. If you choose to exchange an eligible restricted stock unit grant, you must elect to exchange at least 100 of the restricted stock units subject to such grant. Elections to exchange less than 100 restricted stock units will not be accepted and you will retain those restricted stock units. (See Section 2)

EXAMPLE: You hold an eligible grant covering 1,000 restricted stock units. You may choose to exchange all 1,000 restricted stock units subject to the grant or a lesser number of restricted stock units (but you must exchange at least 100 of the restricted stock units subject to the grant).

Q16.	What happens if I have an eligible restricted stock unit grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

A16.

If you have an eligible restricted stock unit grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee of Cypress beneficially owns a portion of that restricted stock unit grant, you may tender only the portion beneficially owned by you. Any portion beneficially owned by a person who is not an eligible employee may not be exchanged in this offer (even if legal title to that portion of the restricted stock unit grant is held by you and you are an eligible employee).

For instance, if you are an eligible employee and you hold a grant covering 2,000 restricted stock units that is subject to a domestic relations order, 1,000 of which are beneficially owned by your former spouse, and you have vested in 500 of the remaining 1,000 restricted stock units, then you may elect to exchange all or some portion of the restricted stock unit grant that you beneficially own covering the unvested 500 restricted stock units (but not less than 100 restricted stock units) or you may elect not to participate in the offer at all with respect to this restricted stock unit grant. These are your only choices with respect to this restricted stock unit grant. If you choose to participate in this offer and file an 83(b) election you are not required to file the 83(b) election as to all of your shares of restricted stock. (See Section 2)

Q17.	When will I receive the shares of restricted stock?

A17.	Although you will be entitled to receive your grant of restricted stock as of the expiration date, we will grant the shares of restricted stock on the restricted stock grant date, which will be three (3) business days after the day that the exchanged restricted stock units are forfeited. If the offer’s expiration date is extended, then the restricted stock grant date will be similarly delayed.

We expect the restricted stock grant date to occur after the distribution date of SunPower stock to Cypress’s shareholders in the proposed spin-off. The record date and the distribution date for the spin-off are not known as of the date of this filing but will be announced when determined. The expiration date of this offer will be extended as needed to cause the restricted stock grant date to occur after the distribution date of the spin-off. (See Section 6)

Q18.	When will my exchanged restricted stock units be forfeited?

A18.	Your exchanged restricted stock units will be forfeited on the same U.S. business day as the expiration date. We refer to this date as the forfeiture date. We expect that the forfeiture date will be September 25, 2008 unless the offer period is extended. (See Section 6)

Q19.	Once I surrender my restricted stock units, is there anything I must do to receive the shares of restricted stock?

A19.	No. Once your restricted stock units have been forfeited, there is nothing that you must do to receive your shares of restricted stock. If you exchange your restricted stock units pursuant to the offer, you will be entitled to receive your grant of restricted shares as of the expiration date and your restricted stock will be granted to you three (3) business days after the day that the exchanged restricted stock units are forfeited. If the offer’s expiration date is extended, then the restricted stock grant date will be similarly delayed.

In order to vest in the shares covered by the restricted stock grant, you will need to remain an employee, consultant, board member, or other service provider through the applicable vesting date, as described in Question and Answer 12 and Section 9 of this Offer to Exchange.

Q20.	Can I exchange Cypress common stock that I acquired upon a prior exercise of Cypress options or the vesting of prior restricted stock units or from the Employee Stock Purchase Plan?

A20.	No. This offer relates only to unvested Cypress restricted stock units. You may not exchange Cypress common stock in this offer. (See Section 2)

Q21.	Will I be required to give up all of my rights under the forfeited restricted stock units?

A21.

Yes. Once we have accepted your exchanged restricted stock units, your exchanged restricted stock units will be forfeited and you will no longer have any rights under those restricted stock units. We intend to cancel all exchanged restricted stock units on the same U.S. business day as the expiration date. We refer to this date as the forfeiture date. We expect that the forfeiture date will be September 25, 2008. (See Section 6)

Q22.	Will the terms and conditions of my shares of restricted stock be the same as my exchanged restricted stock units?

A22.	Restricted stock is a different type of award than restricted stock units, and so the terms and conditions of your restricted stock will necessarily be different from your restricted stock units. However, such changes generally will not substantially or adversely affect your rights. (See Section 9)

Once the restricted stock is granted, you have the right to vote unvested shares by instructing the escrow holder and the right to receive dividends when the related shares vest.

In addition, the tax treatment of the shares of restricted stock may differ significantly from the tax treatment of your restricted stock units. Please see Question and Answer 13 and the remainder of this Offer to Exchange for further details.

The following table provides a brief summary of some of the similarities and differences between restricted stock and restricted stock units.

	Restricted Stock	Restricted Stock Units
Taxation

You will recognize ordinary income as the shares subject to the restricted stock grant vest and no longer can be forfeited, at which time Cypress will also generally have a tax withholding obligation. The amount of ordinary income you recognize will equal the fair market value of the shares on the vesting date, less the amount, if any, you paid for the shares.

If you timely file an 83(b) election, you will recognize ordinary income on the restricted stock grant date equal to the value of the shares on the grant date.

You will recognize ordinary income as the shares subject to the restricted stock units vest and no longer can be forfeited, at which time Cypress will also generally have a tax withholding obligation. The amount of ordinary income you recognize will equal the fair market value of the shares on the vesting date.

No 83(b) election is available.

Right to Receive Dividends	Dividends are paid into an escrow account and not distributed until the related shares vest.	No right to receive dividends on shares underlying unvested units.

Rights as Shareholder	You will be able to instruct the escrow agent as to how to vote the unvested shares held in escrow.	No voting rights until units vest and shares are delivered.

(See Sections 9 and 14)

Q23.	What happens to my restricted stock units if I choose not to participate or if my restricted stock units are not accepted for exchange?

A23.	If you choose not to participate or your restricted stock units are not accepted for exchange, your existing restricted stock units will retain all of the other terms and conditions as set forth in the relevant agreement related to such restricted stock unit grant. The number of covered shares will be adjusted by applying the Conversion Ratio to preserve the inherent value that otherwise would be lost due to the spin-off. (See Section 6)

Q24.	How does Cypress determine whether a grant of restricted stock units has been properly tendered?

A24.	We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt), and acceptance of any restricted stock units. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any restricted stock units tendered for exchange that we determine are not in an appropriate form or that we determine are unlawful to accept. We will accept all properly tendered restricted stock units that are not validly withdrawn, subject to the terms of this offer. No tender of restricted stock units will be deemed to have been properly made until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election form and we will not incur any liability for failure to give any notice. (See Section 4)

Q25.	Will I have to pay taxes if I participate in the offer?

A25.	If you participate in the offer and are a U.S. taxpayer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or the restricted stock grant date. However, you normally will have taxable income when your restricted stock vests, at which time Cypress will be required to collect withholding tax from you. You will immediately need to pay Cypress any required tax withholding obligation with respect to your restricted stock. These taxes will include federal, state, social security and medicare. You may also have taxable capital gain when you sell the shares underlying the restricted stock grant.

If you participate in the offer and receive shares of restricted stock, you may accelerate the measurement and recognition of income and the commencement of the capital gain holding period by filing an 83(b) election with the IRS within thirty (30) calendar days following the restricted stock grant date. There are no exceptions to this timely filing rule. The last possible day for filing is calculated by counting every day (including Saturdays, Sundays and holidays) starting with the next day after the restricted stock grant date. Please note that you are responsible for filing the 83(b) election with the Internal Revenue Service. Cypress will not file this election for you. Instructions for filing the 83(b) election can be found in the restricted stock agreement filed as exhibit (a)(1)(vii) to this Offer to Exchange. Additionally, to complete the 83(b) election, participants must provide Cypress with a copy of the 83(b) election and attach a copy of the 83(b) election to their federal tax return covering 2008 income. If you choose to file an 83(b) election, you are not required to file an 83(b) election as to all of your shares of restricted stock.

The 83(b) election is essentially an election to treat the restricted stock as if it was not subject to vesting. This accelerates income recognition to the restricted stock grant date. Accordingly, if you timely file an 83(b) election, you will recognize income equal to the share value on the restricted stock grant date (less any purchase price). You will then immediately need to pay Cypress an amount equal to any required tax withholding which will be communicated to you by Cypress. Upon your sale or other disposition of the shares, any subsequent gain or loss is treated as capital gain or loss, which will be short-term or long-term, depending on how long you held the shares. You generally need to hold the shares for more than one (1) year in order to qualify for the long-term capital gain rate. Long-term capital gains are currently taxed as a maximum rate of 15% for purposes of your federal taxes. State long-term capital gains rates differ state-by-state. California does not differentiate between capital or ordinary tax rates. The capital gain rates could change, and may be increased in 2009 or later years.

If you file an 83(b) election and later forfeit the restricted stock, you will receive neither a tax credit nor a tax deduction for any taxes paid. If your employment terminates for any reason, your unvested restricted stock will be forfeited to the Company and you will not receive any tax deduction for the amount previously included as income.

Please see Question and Answer 13 and Section 14 of this Offer to Exchange for further details.

You should consult with your own tax advisor to determine the personal tax consequences to you of participating in this offer. If you are a resident of or subject to the tax laws in more than one country, you should be aware that there may be additional tax and social insurance consequences that may apply to you.

(See Section 14)

Q26.	What if Cypress is acquired by another company?

A26.	Although we are not currently anticipating any such merger or acquisition, in the ordinary course of business we evaluate acquisition opportunities, and if we merge or consolidate with or are acquired by another entity, prior to the expiration of the offer, you may choose to withdraw any restricted stock units which you tendered for exchange and your restricted stock units will be treated in accordance with the Plan under which they were granted and your restricted stock unit agreement. Further, if Cypress is acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your restricted stock units and your rights under them will remain intact and exercisable for the time period set forth in your restricted stock unit agreement and you will receive no shares of restricted stock in exchange for them. If Cypress is acquired prior to the expiration of the offer but does not withdraw the offer, we (or the successor entity) will notify you of any material changes to the terms of the offer or the restricted stock, including any adjustments to the purchase price or number of shares that will be subject to the restricted stock. Under such circumstances, the type of security and the number of shares covered by your restricted stock award would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition.

If another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the completion of this exchange program. Termination of your employment for this or any other reason before the close of this offer means that the tender of your eligible restricted stock units will not be accepted, you will keep your tendered restricted stock units in accordance with their original terms, and you will not receive any restricted stock or other benefit for your tendered restricted stock units.

If we are acquired after your tendered restricted stock units have been accepted, cancelled, and exchanged for restricted stock, your restricted stock will be treated in the acquisition transaction in accordance with the terms of the transaction agreement or the terms of the Plan and your new restricted stock agreement. (See Section 9)

Q27.	Will I receive a restricted stock agreement?

A27.	Yes. All shares of restricted stock will be subject to a restricted stock agreement between you and Cypress, as well as to the terms and conditions of the Plan. A copy of form of the restricted stock agreement under the Plan is attached to the filing of this Offer to Exchange as exhibit (a)(1)(vii). (See Section 9)

Q28.	Are there any conditions to this offer?

A28.	Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 7 of this Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly tendered restricted stock units, though we may do so at our discretion. (See Sections 2 and 7)

Q29.	If you extend the offer, how will you notify me?

A29.	If we extend this offer, we will issue a press release, e-mail or other form of communication disclosing the extension no later than 6:00 a.m., Pacific Time, on the next U.S. business day following the previously scheduled expiration date. (See Sections 2 and 15)

Q30.	How will you notify me if the offer is changed?

A30.	If we change the offer, we will issue a press release, e-mail or other form of communication disclosing the change no later than 6:00 a.m., Pacific Time, on the next U.S. business day following the date on which we change the offer. (See Sections 2 and 16)

Q31.	Can I change my mind and withdraw from this offer?

A31.	Yes. You may change your mind after you have submitted an election form and withdraw some or all of your restricted stock unit grants from the offer at any time before the expiration date (expected to be September 25, 2008). If we extend the expiration date, you may withdraw your election at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. The exception to this rule is that if we have not accepted your properly tendered restricted stock units by 9:00 p.m., Pacific Time, on October 20, 2008, you may withdraw your restricted stock units at any time thereafter. (See Section 5)

Q32.	Can I change my mind about which eligible restricted stock unit grants I want to exchange?

A32.	Yes. You may change your mind after you have submitted an election form and change the eligible restricted stock unit grants you elect to exchange at any time before the expiration date by completing and submitting a withdrawal form to Priscilla Raymundo. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional eligible restricted stock unit grants, or you may choose to exchange fewer eligible restricted stock unit grants (but no less than 100 restricted stock units). You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. Please be sure that any new election form you submit includes all the eligible restricted stock unit grants with respect to which you want to accept this offer and is clearly dated after your last-submitted election or withdrawal form. (See Section 5)

Q33.	How do I withdraw my election?

A33.	To withdraw your election, you must do the following before the expiration date:

1. Properly complete and sign the attached withdrawal form.

2. Deliver the completed and attached withdrawal form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery to Priscilla Raymundo:

Priscilla Raymundo

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Fax: (408) 943-2706

E-mail: rsu.exchange@cypress.com

(See Section 5)

Q34.	What if I withdraw my election and then decide again that I want to participate in this offer?

A34.	If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may re-elect to participate by submitting a new properly completed election form before the expiration date that is signed and dated after the date of your withdrawal form. (See Question and Answer 2 and Sections 4 and 5)

Q35.	Are you making any recommendation as to whether I should exchange my eligible restricted stock units?

A35.	No. We are not making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your eligible restricted stock units in this offer will be a challenging one for many employees. The program does carry significant risk (see “Risks of Participating in the Offer” beginning on page 15 for information regarding some of these risks). As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, and/or financial advisor. (See Section 3)

Q36.	Whom can I talk to if I have questions about the offer, or if I need additional copies of the offer documents?

A36.	You should direct questions about this offer to Victoria Tidwell who can be reached at (408) 943-2979 or Neil Weiss, who can be reached at (408) 943-2630. You should direct requests for additional copies of this Offer to Exchange and the other exchange program documents to:

Priscilla Raymundo

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Phone: (408) 943-2772

E-mail: rsu.exchange@cypress.com

(See Section 10)

RISKS OF PARTICIPATING IN THE OFFER

Participating in the offer involves a number of risks and uncertainties, including those described below. This list and the risk factors under the heading entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly report on Form 10-Q for the fiscal quarter ended August 8, 2008 and annual report on Form 10-K for the fiscal year ended December 30, 2007 filed with the SEC highlight the material risks of participating in this offer. You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the sections in this Offer to Exchange discussing the tax consequences of this offer, as well as the rest of this Offer to Exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the exchange offer.

This Offer to Exchange and the documents incorporated herein by reference contain “forward-looking statements” that are based on current expectations, estimates, beliefs, assumptions and projections about our business. Words such as “expects,” “anticipates,” “intends,” “targets,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “should” and variations of such words, and similar expressions, are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors. Such factors include, but are not limited to:

•	statements as to our ability to develop and bring to market new programmable and proprietary products;

•	our plan to proceed with the SunPower Spin-Off;

•	our statements regarding the Simtek Transaction;

•	our statements regarding the Stock Option and Restricted Stock Unit (“RSU”) Adjustments;

•	our plan to proceed with the Employee Loan Program;

•	our plan to proceed with the Hedge Unwind;

•	our offer to purchase up to $531,250,000 principal amount of our outstanding 1.00% Convertible Senior Notes due September 15, 2009;

•	the rate of customer acceptance of our products and our ability to break into new markets and applications with our programmable products;

•	our ability to increase the size of our customer base, our solution-based interaction with our customers;

•	the general economy and its impact on the markets we serve;

•	the changing environment and/or cycles of the semiconductor and solar power industries;

•	the successful integration and achievement of the objectives of acquired businesses;

•	competitive pricing; our ability to efficiently manage our manufacturing facilities and successfully transition to flexible manufacturing which leverages our internal and third-party foundries;

•	the availability of raw materials, such as polysilicon, used in the manufacture of SunPower’s products;

•	the financial and operational performance of our subsidiaries;

•	the adequacy of cash and working capital; risks related to investing in development stage companies;

•	risks related to investing our cash;

•	our ability to manage our interest rate and exchange rate exposure; and

•	our expectations regarding our pending litigation and investigations and outstanding warranty liability.

Please refer to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 30, 2007 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 2008 and June 29, 2008 for further information on these and other risk factors affecting the Company.

These forward-looking statements speak only as of the date on which they are made, and, except as required by law, we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Offer to Exchange. If we do update or modify one or more forward-looking statements, you should not conclude that we will make additional updates or modifications with respect thereto or with respect to other forward-looking statements, except as required by law.

The following discussion should be read in conjunction with the financial statements included in Section 18 of this Offer to Exchange, as well as our financial statements and notes to the financial statements included on our most recent Forms 10-K, 10-Q, and 8-K. We caution you not to place undue reliance on the forward-looking statements contained in this offer, which speak only as of the date hereof.

Risks that are Specific to this Offer

The Company’s stock price may fluctuate which will affect your decision about whether or not to file an 83(b) election.

As announced on July 17, 2008, our board of directors has authorized management to proceed with the spin-off to our stockholders of the Class B common shares of SunPower Corporation held by us, with the objective of having the transaction completed by the end of 2008 or sooner if possible.

On August 13, 2008, SunPower announced that its subsidiary, High Plains Ranch II, LLC, had entered into an agreement with Pacific Gas & Electric to develop a 250 MW solar power facility on 3.5 square miles in San Luis Obispo County’s California Valley. SunPower indicated that the project is expected to begin power delivery in 2010 and be fully operational in 2012. The project is contingent on a number of factors, including approval by the California Public Utility Commission, the receipt of all applicable permits, transmission access and upgrades, and full financing. In addition, delays or failures in extending the federal investment tax credit for renewable energy or enacting certain state property tax exemptions relevant to the project may delay or lead to the cancellation of the project.

If you file an 83(b) election, you will have a tax withholding obligation earlier than you would if you did not file an 83(b) election.

If you participate in this offer and are a U.S. taxpayer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange and on the restricted stock grant date. However, you generally will have taxable ordinary income when your restricted stock vests, at which time Cypress will also generally have a tax withholding obligation. The Company will satisfy all tax withholding obligations in the manner specified in your restricted stock agreement. You may also have taxable capital gains when you sell the shares subject to the restricted stock grant.

The tax consequences of receiving shares of restricted stock in this offer will depend on whether or not you timely file an 83(b) election. Because the primary reason for accepting the offer is to accelerate the measurement and recognition of taxable income and to commence the capital gain holding period, it is expected that most, if not all, of the participants who accept this offer will wish to file 83(b) elections.

Under Section 83 of the Internal Revenue Code, if no 83(b) election is filed, then when restricted stock vests, you will recognize income equal to the share value on the vesting date. Upon the sale or other disposition of the shares, any subsequent gain or loss is treated as capital gain or loss. This tax treatment is identical to the tax treatment of your existing restricted stock unit.

If you participate in the offer and receive shares of restricted stock, you may accelerate the measurement and recognition of income and the commencement of the capital gain holding period by filing an 83(b) election with the IRS within thirty (30) days following the restricted stock grant date. There are no exceptions to this timely filing rule. The last possible day for filing is calculated by counting every day (including Saturdays, Sundays and holidays) starting with the next day after the restricted stock grant date. Please note that you are responsible for filing the 83(b) election with the Internal Revenue Service. Cypress will not file this election for you. Instructions for filing the 83(b) election can be found in the restricted stock agreement. Additionally, to complete the 83(b) election, participants must provide Cypress with a copy of the 83(b) election and attach a copy of the 83(b) election to their federal tax return covering 2008 income.

The 83(b) election is essentially an election to treat the restricted stock as if it was not subject to vesting. This accelerates income recognition to the restricted stock grant date. Accordingly, if you timely file an 83(b) election, you will recognize income equal to the share value on the restricted stock grant date (less any purchase price, if any). Upon your sale or other disposition of the shares, any subsequent gain or loss is treated as capital gain or loss, which will be short-term or long-term, depending on how long you held the shares.

If you file an 83(b) election and later forfeit the restricted stock (or if the restricted stock fails to vest for any reason, including the failure to achieve performance milestones), you will receive neither a tax credit nor a tax deduction for any taxes you previously paid.

If your employment terminates for any reason, including involuntary termination of your employment by the Company, your unvested restricted stock will be forfeited to the Company and you will not receive a capital loss or any other deduction for the amount previously included as income.

If you file an 83(b) election and the value of the Company’s stock has decreased on any vesting date, you will receive neither a tax credit nor a tax deduction for the excess tax you have paid.

Under Section 83 of the Internal Revenue Code, when restricted stock vests, you will recognize income equal to the share value on the vesting date (less the purchase price, if any). The 83(b) election is essentially an election to treat the restricted stock as if it was not subject to vesting. This accelerates income recognition to the restricted stock grant date. Accordingly, if you timely file an 83(b) election, you will recognize income equal to the share value on the restricted stock grant date (less any purchase price). If you file an 83(b) election and if the Company’s fair market value on any vesting date is less than the Company’s fair market value on the restricted stock grant date, you will have probably paid more in taxes than you would have been required to pay if you had not filed an 83(b) election, or if you had not accepted this offer and kept your restricted stock unit.

The capital gains rate may increase.

If you accept this offer and file an 83(b) election, the outcome you may be hoping for is that Cypress’s stock price will increase by the time that you sell, and that when you sell the capital gains rate applying to the sale will increase your total take-home pay and decrease your overall taxation. There are a number of variables that could affect this outcome, including:

•	stock price fluctuations,

•	forfeiting your restricted stock upon employment termination,

•	forfeiting any taxes you paid for the restricted stock, and

•	a change in your tax rate. There will be a new president of the United States in 2009. Capital gain rates and personal income tax rates could increase.

Risks Relating to Our Business, Generally

WE ARE CURRENTLY A MAJORITY SHAREHOLDER OF SUNPOWER. UNDER THIS SECTION, WE HAVE INCLUDED CERTAIN IMPORTANT RISK FACTORS THAT SPECIFICALLY IMPACT SUNPOWER’S BUSINESS, OPERATIONS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. FOR MORE DISCUSSION OF SUNPOWER AND THE RISKS AFFECTING SUNPOWER, INVESTORS SHOULD REFER TO SUNPOWER’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2007. THE CONTENTS OF SUCH ANNUAL REPORT ON FORM 10-K ARE EXPRESSLY NOT INCORPORATED BY REFERENCE HEREIN. NOTE THAT, AS ANNOUNCED ON JULY 17, 2008, OUR BOARD OF DIRECTORS HAS AUTHORIZED OUR MANAGEMENT TO PURSUE A SPIN-OFF TO OUR STOCKHOLDERS OF THE CLASS B COMMON SHARES OF SUNPOWER HELD BY US WITH THE OBJECTIVE OF HAVING THE TRANSACTION COMPLETED BY THE END OF 2008 OR SOONER IF POSSIBLE.

The trading price of Cypress’s common stock has been and will likely continue to be volatile due to various factors, some of which are beyond our control.

The trading price of Cypress’s common stock has been and will likely continue to be volatile due to various factors, some of which are beyond our control, including, but not limited to:

•	announcements related to our potential separation from SunPower, including the timing thereof;

•	quarterly variations in our results of operations or those of our competitors;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	perceptions of general market conditions in the semiconductor industry and global market conditions;

•	our ability to develop and market new and enhanced products on a timely basis;

•	any major change in our board or management;

•	changes in governmental regulations or in the status of our regulatory compliance;

•	recommendations by securities analysts or changes in earnings estimates concerning us;

•	announcements about our earnings that are not in line with analyst expectations;

•	announcements by our competitors of their earnings that are not in line with analyst expectations;

•	short sales, hedging and other derivative transactions on shares of our common stock;

•	economic conditions and growth expectations in the markets in which our customers participate; and

•	general economic conditions.

In addition, the implied market value of SunPower Class B common stock we hold has, since SunPower’s initial public offering, been significant relative to the total value of Cypress’s outstanding common stock. As a result, the trading price of Cypress’s common stock has been and likely will continue to be affected by the trading price for SunPower Class A common stock, actions taken or statements made by us, SunPower or others concerning the potential separation of SunPower from us, and other factors related to SunPower’s business.

Further, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The solar power industry is currently experiencing an industry-wide shortage of polysilicon. This shortage poses several risks to SunPower’s business, including possible constraints on revenue growth and possible decreases in SunPower’s and Cypress’s, gross margins and profitability.

Polysilicon is an essential raw material in the production of SunPower’s solar cells. SunPower procures silicon ingots from suppliers on a contractual basis and then slice the ingots into wafers. The ingots are sliced and the wafers are processed into solar cells in SunPower’s Philippines manufacturing facility. SunPower also purchases wafers and polysilicon from third-party vendors.

There is currently an industry-wide shortage of polysilicon, which has resulted in significant price increases. Increases in polysilicon prices have in the past increased SunPower’s manufacturing costs and may impact SunPower’s manufacturing costs and net income in the future. With these price increases, demand for solar cells has also increased, and many of SunPower’s principal competitors have announced plans to add additional manufacturing capacity. As this additional solar cell manufacturing capacity becomes operational, it may increase the demand for polysilicon in the near-term and further exacerbate the current shortage of polysilicon. Polysilicon is also used in the semiconductor industry generally and any increase in demand from that sector will compound the shortage of polysilicon. The production of polysilicon is capital intensive and adding additional capacity requires significant lead time. SunPower is aware that several new facilities for the manufacture of polysilicon are under construction, but SunPower believes that the supply imbalance will not be remedied in the near-term. SunPower expects that polysilicon demand will continue to outstrip supply through much of fiscal 2008 and potentially for a longer period, but SunPower expects that the average market price of polysilicon will decrease over time a new manufacturers enter the market.

Although SunPower has arrangements with vendors for the supply of what it believes will be an adequate amount of silicon ingots through 2010, SunPower’s purchase orders are sometimes non-binding in nature. SunPower’s estimates regarding its supply needs may not be correct, and purchase orders or contracts may be cancelled by its suppliers. Additionally, the volume and pricing associated with these purchase orders and contracts may be changed by SunPower’s suppliers based on market conditions or for other reasons. If SunPower’s suppliers were to cancel purchase orders or change the volume or pricing associated with them, SunPower may be unable to meet customer demand for its products, which could cause SunPower to lose customers, market share and revenue. This would have a material negative impact on SunPower’s and Cypress’s business and operating results. If SunPower’s manufacturing yields decrease significantly, SunPower adds manufacturing capacity faster than currently planned or SunPower’s suppliers cancel or fail to deliver, SunPower may not have made adequate provision for polysilicon needs for its manufacturing plans through 2010.

In addition, since some of SunPower’s silicon ingot and wafer arrangements are with suppliers who do not themselves manufacture polysilicon but instead purchase their requirements from other vendors, these suppliers may not be able to obtain sufficient polysilicon to satisfy their contractual obligations to SunPower.

There are a limited number of polysilicon suppliers. Many of SunPower’s competitors also purchase polysilicon from the same suppliers. Some of them also have inter-locking board members with their polysilicon suppliers or have entered into joint ventures or binding supply contracts with their suppliers. Additionally, a substantial amount of SunPower’s future polysilicon requirements are expected to be sourced by new suppliers that have not yet proven their ability to manufacture large volumes of polysilicon. In some cases, SunPower expects that new entrants will provide it with polysilicon, ingots and wafers. The failure of these new entrants to produce adequate supplies of polysilicon, ingots and wafers in the quantities and quality SunPower requires could adversely affect SunPower’s ability to grow production volumes and revenues and could also result in a decline in SunPower’s gross profit margins. Since SunPower has committed to significantly increase its manufacturing output, an inadequate supply of polysilicon would harm SunPower more than it would harm some of its competitors.

Additionally, the steps SunPower has taken to further increase the efficiency of its polysilicon utilization are unproven at volume production levels and may not enable SunPower to realize the cost reductions it anticipates.

Given the current polysilicon shortage, SunPower believes the efficient use of polysilicon will be critical to its ability to reduce manufacturing costs. SunPower continues to implement several measures to increase the efficient use of polysilicon in its manufacturing process. Although SunPower has implemented production using thinner wafers and anticipates further reductions in wafer thickness, these methods may have unforeseen negative consequences on its yields or solar cell efficiency or reliability once they are put into large-scale commercial production, or they may not enable SunPower to realize the cost reductions it hopes to achieve.

SunPower’s inability to obtain sufficient polysilicon, ingots or wafers at commercially reasonable prices or at all for any of the foregoing reasons, or otherwise, would adversely affect its ability to meet existing and future customer demand for its products and could cause SunPower to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby seriously harming SunPower’s and Cypress’s business, financial condition and results of operations.

We face significant volatility in supply and demand conditions for our products, and this volatility, as well as any failure by us to accurately forecast future supply and demand conditions, could materially and negatively impact our business.

The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, semiconductors. Demand for our products depends in large part on the continued growth of various electronics industries that use our products, including, but not limited to:

•	wireless telecommunications equipment;

•	computers and computer-related peripherals;

•	memory and image sensors;

•	networking equipment;

•	consumer electronics, automotive electronics and industrial controls; and

•	solar power products.

In addition, certain of our products, including USB micro-controllers and clocks, are incorporated into computer and computer-related products, which have historically experienced, and may in the future experience, significant fluctuations in demand. Any downturn or reduction in the growth of these industries could seriously harm our business, financial condition and results of operations.

We order materials and build our products based primarily on our internal forecasts and secondarily on existing orders, which may be cancelled under many circumstances. Because our markets are volatile and subject to rapid technological and price changes, our forecasts may be wrong causing us to make too many or too few of certain products. Also, our customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand even more difficult, particularly when supply is abundant. If we experience inadequate demand or a significant shift in the mix of product orders that makes our existing capacity and capability inadequate, our fixed costs per semiconductor produced will increase, which will harm our financial condition and results of operations. Alternatively, if we should experience a sudden increase in demand, we will need to quickly ramp our inventory and/or manufacturing capacity to adequately respond to our customers. If we are unable to ramp our inventory or manufacturing capacity in a timely manner or at all, we risk losing our customers’ business, which could have a negative impact on our financial performance and reputation.

Our business, financial condition and results of operations will be seriously harmed if we fail to compete successfully in our highly competitive industry and markets.

The semiconductor industry is intensely competitive. This intense competition results in a difficult operating environment that is marked by erosion of average selling prices over the life of each product and rapid technological change resulting in limited product life cycles. In order to offset selling price decreases, we attempt to decrease the manufacturing costs of our products and to introduce new, higher priced products that incorporate advanced features. If these efforts are not successful or do not occur in a timely manner, or if our newly introduced products do not gain market acceptance, our business, financial condition and results of operations could be seriously harmed.

Our ability to compete successfully in the rapidly evolving semiconductor technology industry depends on many factors, including:

•	our success in developing new products, software platforms and manufacturing technologies;

•	the quality and price of our products;

•	the diversity of our product line;

•	the cost effectiveness of our design, development, manufacturing and marketing efforts, especially as compared to our competitors;

•	our customer service;

•	our customer satisfaction;

•	our ability to successfully execute our flexible fab initiative;

•	the pace at which customers incorporate our products into their systems;

•	the number, strength and nature of our competitors, the markets they target and the rate of their technological advances;

•	general economic conditions; and

•	our access to and the availability of capital.

Although we believe we currently compete effectively in the above areas to the extent they are within our control, given the pace of change in the industry, our current abilities are not a guarantee of future success. If we are unable to compete successfully in this environment, our business, financial condition and results of operations will be seriously harmed.

Our financial results could be adversely impacted if we fail to develop, introduce and sell new products or fail to develop and implement new technologies.

Like many semiconductor companies, which operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products, our future success depends on our ability to develop and introduce new products that customers choose to buy. Our new products are important sources of revenue for us and therefore, they tend to consume a significant amount of resources. The new products the market requires tend to be increasingly complex, incorporating more functions and operating at faster speeds than old products. Increasing complexity generally requires smaller features on a chip. This makes manufacturing new generation of products substantially more difficult than prior generations.

Despite the significant amount of resources we commit to new products, there can be no guarantee that such products will perform as expected or at all, or gain market acceptance. If we fail to introduce new product designs in a timely manner or are unable to manufacture products according to the requirements of these designs, or if our customers do not successfully introduce new systems or products incorporating our products, or market demand for our new products does not exist as anticipated, our business, financial condition and results of operations could be seriously harmed.

The complex nature of our manufacturing activities makes us highly susceptible to manufacturing problems and these problems can have a substantial negative impact on us when they occur.

Making semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even very small impurities in our manufacturing materials, defects in the masks used to print circuits on a wafer or other problems in the wafer fabrication process can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be non-functional. We and, similarly, our third party foundry partners, may experience problems in achieving an acceptable success rate in the manufacture of wafers and the likelihood of facing such difficulties is higher in connection with the transition to new manufacturing methods. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our facilities, or the facilities of our third-party foundry partners, would seriously harm our business, financial condition and results of operations. We may also experience manufacturing problems in our assembly and test operations and in the introduction of new packaging materials.

In addition, the manufacturing of SunPower’s solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. SunPower has from time to time experienced lower than anticipated manufacturing yields. This often occurs during the production of new products or the installation and start-up of new process technologies or equipment. As SunPower expands its manufacturing capacity and bring additional lines or facilities into production, SunPower may experience lower yields initially as is typical with any new equipment or process. SunPower also expects to experience lower yields as SunPower continues the initial migration of its manufacturing processes to thinner wafers. If SunPower does not achieve planned yields, its product costs could increase, and product availability would decrease resulting in lower revenues than expected.

We are increasingly dependent upon third-parties to manufacture, distribute and transport our products and problems in the performance or availability of these companies could seriously harm our financial performance.

Although a portion of our products are currently fabricated in our manufacturing facilities located in Texas, Minnesota and the Philippines, we rely to a significant extent on independent contractors to manufacture our products. We expect to increase this reliance on third party manufacturing in the future. For example, in December 2007, our Board of Directors approved a plan to exit our manufacturing facility in Texas and transfer production to our more cost-competitive facility in Minnesota and outside foundries. In addition, if market demand for our products exceeds our internal manufacturing capacity and available capacity from our foundry partners, we may seek additional foundry manufacturing arrangements.

A shortage in foundry manufacturing capacity, which is more likely to occur at times of increasing demand, could hinder our ability to meet demand for our products and therefore adversely affect our operating results. In addition, greater demand for wafers produced by any such foundries without an offsetting increase in foundry capacity raises the likelihood of potential wafer price increases. Our operations would be disrupted if any of our foundry partners terminates its relationship with us and we are unable to arrange a satisfactory alternative to fulfill customer orders on a timely basis and in a cost-effective manner. However, there are only a few foundry vendors that have the capabilities to manufacture our most advanced products. If we engage alternative sources of supply, we may encounter start-up difficulties and incur additional costs. Also, shipments could be delayed significantly while these sources are qualified for volume production.

While a high percentage of our products are assembled, packaged and tested at our manufacturing facility located in the Philippines, we rely on independent subcontractors to assemble, package and test the balance of our products. We cannot be certain that these subcontractors will continue to assemble, package and test products for us on acceptable economic and quality terms or at all and it might be difficult for us to find alternatives if they do not do so.

Our channel partners include distributors and resellers. We continue to expand and change our relationships with our distributors and see an increase in the proportion of our revenues generated from our distributor channel in the future. For example, during the first quarter of fiscal 2008, we negotiated new terms with some of the distributors in Asia and under these new terms, these distributors will be provided with price protection and stock rotation rights. We rely on many distributors to assist us in creating customer demand, providing technical support and other value-added services to our customers, filling customer orders and stocking our products. We face ongoing business risks due to our reliance on our channel partners to create and maintain customer relationships where we have a limited or no direct relationship. Should our relationships with our channel partners or their effectiveness decline, we face risk of declining demand which could affect our results of operations. In addition, our distributors are located all over the world and are of various sizes and financial conditions. Any disruptions to our distributors’ operations could have an adverse impact on our business, including the implementation of new terms for our distributors in Asia as discussed above.

We also rely on independent carriers and freight haulers to move our products between manufacturing plants and our customers. Transport or delivery problems due to their error or because of unforeseen interruptions in their business due to factors such as strikes, political instability, terrorism, natural disasters or accidents could seriously harm our business, financial condition and results of operations and ultimately impact our relationship with our customers.

If the software products that accompany our hardware contain unknown defects, it could result in loss of future revenue, decreased market acceptance, injury to our reputation and product liability claims.

The programmability of our PSoC products requires use of our proprietary software products. Our future success increasingly depends on our ability to develop and introduce new software products to enhance our PSoC portfolio of products. Further, software products occasionally contain errors or defects, especially when they are first introduced or when new versions are released. We cannot be certain that our products are currently or will be completely free of defects and errors. We could lose revenue as a result of product defects or errors. In addition, the discovery of a defect or error in a new version or product may result in the following consequences, among others:

•	delayed shipping of the products;

•	delay in or failure to achieve market acceptance;

•	diversion of development resources;

•	damage to our reputation;

•	product liability claims; and

•	increased service and warranty costs.

As we gain market acceptance of our proprietary design software, we expect our software products to become more critical to our customers. Thus, a defect or error in our products could result in a significant disruption to our customers’ businesses. If we are unable to develop products that are free of defects or errors, or if we fail to introduce new software products in a timely manner, our business, results of operations and financial condition could be harmed.

SunPower will continue to be dependent on a limited number of third-party suppliers for key components for its solar systems products during the near-term, which could prevent SunPower from delivering products to its customers within required timeframes, which could result in installation delays, cancellations, liquidated damages and loss of market share.

In addition to SunPower’s reliance on a small number of suppliers for its solar cells and panels, SunPower relies on third-party suppliers for key components for its solar power systems, such as inverters that convert the direct current electricity generated by solar panels into alternating current electricity usable by the customer. If SunPower fails to develop or maintain its relationships with its limited suppliers, it may be unable to manufacture its products or its products may be available only at a higher cost or after a long delay, which could prevent SunPower from delivering its products to customers within required timeframes and SunPower may experience order cancellation and loss of market share. To the extent the processes that SunPower’s suppliers use to manufacture components are proprietary, SunPower may be unable to obtain comparable components from alternative suppliers. The failure of a supplier to supply components in a timely manner, or to supply components that meet SunPower’s quality, quantity and cost requirements, could impair SunPower’s ability to manufacture its products or decrease its costs. If SunPower cannot obtain substitute materials on a timely basis or on acceptable terms, SunPower could be prevented from delivering its products to customers within required timeframes, which could result in installation delays, cancellations, liquidated damages and loss of market share, any of which could have a material adverse effect on SunPower’s and Cypress’s business and results of operations.

A limited number of SunPower’s customers are expected to continue to comprise a significant portion of SunPower’s total revenues and any decrease in revenue from these customers could have a material adverse effect on SunPower and Cypress.

Even though SunPower’s customer base is expected to increase and its revenue streams to diversify, a substantial portion of SunPower’s net revenues could continue to depend on sales to a limited number of customers. The loss of sales to these customers would have a significant negative impact on SunPower’s and Cypress’s business. SunPower’s agreements with these customers may be cancelled if SunPower fails to meet certain product specifications or materially breach the agreement or in the event of bankruptcy, and SunPower’s customers may seek to renegotiate the terms of current agreements or renewals.

If the market for solar power products takes longer to develop than SunPower anticipates or does not develop at all, or if SunPower fails to compete successfully in the solar power market, its revenue and profitability could be adversely affected.

The market for solar power products manufactured by SunPower is emerging and rapidly evolving. If solar power technology proves unsuitable for widespread commercial deployment or if demand for SunPower’s products or solar power products generally fails to develop sufficiently or at all, SunPower’s revenue and profitability could be adversely affected. In addition, demand for solar power products in the markets and geographic regions SunPower targets may develop more slowly than it anticipates or not at all. Many factors will influence the adoption of solar power technology as well as SunPower’s ability to compete in the solar power products market, including:

•	cost effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

•	success in developing new products and manufacturing technologies;

•	ability to continue to ramp SunPower’s manufacturing capacities;

•	the quality and price of SunPower’s products;

•	the availability of the raw materials, including polysilicon, used in the production of solar cell products;

•	the number and nature of SunPower’s competitors and general economic conditions;

•	access to and the availability of capital;

•	success of alternative power generation technologies;

•

fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	the possibility of future product failures and the warranty implications thereof;

•	availability of, and dependence on, subsidies and other incentives provided by various governmental agencies; and

•	existing or future regulations and policies that may present additional technical, economic or regulatory barriers.

SunPower recognizes most of its revenue generated from SP Systems on a “percentage-of-completion” basis and upon the achievement of contractual milestone, so any delay or cancellation of a project could adversely affect SunPower’s and Cypress’s business and results of operations.

SP Systems, which was acquired by SunPower in fiscal 2007, recognizes revenue on a “percentage-of-completion” basis and, as a result, the revenue from this business is driven by the performance of its contractual obligations, which is generally driven by the timelines of installation of SunPower’s solar power systems at customer sites. The percentage-of-completion method of accounting for revenue recognition is inherently subjective because it relies on management estimates of total project cost as a basis for recognizing revenue and profit. Accordingly, revenue and profit SunPower has recognized under the percentage-of-completion method are potentially subject to adjustments in subsequent periods based on refinements in estimated costs of project completion that could materially impact SunPower’s and Cypress’s future revenue and profit.

As with any project-related business, there is the potential for delays within any particular customer project. Variation of project timelines and estimates may impact SunPower’s ability to recognize revenue in a particular period. Moreover, incurring penalties involving the return of the contract price to the customer for failure to timely install one project could negatively impact SunPower’s ability to continue to recognize revenue on a “percentage-of-completion” basis generally for other projects. In addition, certain customer contracts may include payment milestones due at specified points during a project. Because SP Systems usually must invest substantial time and incur significant expense in advance of achieving milestones and the receipt of payment, failure to achieve such milestones could adversely affect SunPower’s and Cypress’s business and results of operations.

The reduction or elimination of government and economic incentives could cause SunPower’s revenue to decline and harm SunPower’s and Cypress’s financial results.

The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government and economic incentives that vary by geographic market. Because SunPower’s sales are into the on-grid market, the reduction or elimination of government and economic incentives in one or more of these markets would adversely affect the growth of this market or result in increased price competition, either of which could cause SunPower’s and Cypress’s revenue to decline and harm our financial results.

Today, the cost of solar power exceeds retail electric rates in many locations. As a result, federal, state and local government bodies in many countries, most notably Spain, the United States, Germany, Italy, South Korea, Canada, Japan, Portugal, Greece and France, have provided incentives in the form of feed-in tariffs, rebates, tax credits and other incentives and mandates to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced, expire or be eliminated altogether reducing demand for SunPower’s products in the affected markets. In fact, some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority.

For example, in the United States, the federal investment tax credit for solar installations expires in its current form at year-end 2008. Without an extension of the federal investment tax credit, many commercial customers and third-party financiers will not contract to purchase solar systems. In addition, Spain’s feed-in tariff expires in late September 2008. The government has proposed a new, reduced, draft feed-in tariff to continue solar support after the current tariff expires. Demand in Spain has been significantly reduced as a result of uncertainty in the new tariff’s level of reduction and timing of implementation.

In California, the California Solar Initiative is designed to lower the stated rebate level as market penetration increases. If system average selling prices do not decline as the rebate levels decline, demand may decline in California. Net metering and other operational policies in California or other markets could limit the amount of solar power installed there.

Reductions in, or eliminations or expirations of, governmental incentives such as these could result in decreased demand for and lower revenue from SunPower’s products. Changes in the level or structure of a renewable portfolio standard and similar mandates could also result in decreased demand for and lower revenue or revenue growth from SunPower’s products.

The execution of SunPower’s growth strategy for its systems business is dependent upon the continued availability of third-party financing arrangements for its customers.

For many of SunPower’s projects, customers have entered into agreements to finance the power systems over an extended period of time based on energy savings generated by SunPower’s solar power systems, rather than pay the full capital cost of purchasing the solar power systems up front. For these types of projects, many of SunPower’s customers choose to purchase solar electricity under a power purchase agreement with a financing company that purchases the system from SunPower. These structured finance arrangements are complex and may not be feasible in many situations. In addition, customers opting to finance a solar power system may forgo certain tax advantages associated with an outright purchase on an accelerated basis which may make this alternative less attractive for certain potential customers. If customers are unwilling or unable to finance the cost of SunPower’s products, or if the parties that have historically provided this financing cease to do so, or only do so on terms that are substantially less favorable for SunPower or these customers, SunPower’s growth will be adversely affected.

The success of SunPower’s systems business will depend in part on the continuing formation of such financing companies and the potential revenue source they represent. In deciding whether to form and invest in such companies, potential investors weigh a variety of considerations, including their projected return on investment. Such projections are based on current and proposed federal, state and local laws, particularly tax legislation. Changes to these laws, including amendments to existing tax laws or the introduction of new tax laws, tax court rulings as well as changes in administrative guidelines, ordinances and similar rules and regulations could result in different tax consequences which may adversely affect an investor’s projected return on investment, which could have a material adverse effect on SunPower’s and Cypress’s business and results of operations.

Third parties may seek to hold Cypress responsible for liabilities of SunPower.

Third parties may seek to hold Cypress responsible for SunPower’s liabilities. Under Cypress’s separation agreements with SunPower, SunPower will indemnify Cypress for claims and losses relating to liabilities related to SunPower’s business and not related to Cypress’s business. However, if those liabilities are significant and Cypress is ultimately held liable for them, we cannot assure you that Cypress will be able to recover the full amount of Cypress’s losses from SunPower.

Any guidance that we may provide about our business or expected future results may differ from actual results.

From time to time we have shared our views in press releases or SEC filings, on public conference calls and in other contexts about current business conditions and our expectations as to potential future results. Correctly identifying the key factors affecting business conditions and predicting future events is inherently an uncertain process. Our analyses and forecasts have in the past and, given the complexity and volatility of our business, will likely in the future, prove to be incorrect. We offer no assurance that such predictions or analyses will ultimately be accurate, and investors should treat any such predictions or analyses with appropriate caution.

In addition, we consolidate SunPower’s financial results in the results of operations we report to the public in press releases and our SEC filings. SunPower’s financial performance may be affected by a number of factors, including, but not limited to:

•	the average selling price of its solar cells and modules;

•	the availability and pricing of raw materials, particularly polysilicon;

•	the rate and cost at which it is able to expand its manufacturing capacity to meet customer demand;

•	timing, availability and changes in government incentive programs;

•	unplanned additional expenses such as manufacturing failures, defects or downtime;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	foreign currency fluctuations, particularly in the Euro or Philippine peso;

•	currency fluctuations and the effect of its currency hedging activities;

•	changes in the relative sales mix of its component and system businesses;

•	the availability, pricing and timeliness of delivery of other products, such as inverters, necessary for its solar power products to function;

•	its ability to successfully integrate and reap the benefits of the SP Systems acquisition;

•	decreases in the overall average selling prices of its solar power products and imaging detectors; and

•	increases or decreases in electric rates due to fossil fuel prices.

Any analysis or forecast that we make which ultimately proves to be inaccurate may adversely affect our stock price.

We may be unable to protect our intellectual property rights adequately and may face significant expenses as a result of ongoing or future litigation.

The protection of our intellectual property rights, as well as those of our subsidiaries, is essential to keeping others from copying the innovations that are central to our existing and future products. It may be possible for an unauthorized third party to reverse-engineer or decompile our software products. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, our flexible fab initiative and SunPower’s polysilicon partnerships require us to enter into technology transfer agreements with external partners, providing third party access to our intellectual property and resulting in additional risk. In some cases, these technology transfer and/or license agreements are with foreign companies and subject our intellectual property to foreign countries which may afford less protection and/or result in increased costs to enforce such agreements. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future. Consequently, we may become involved in litigation, in the United States or abroad, to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity or scope of the proprietary rights of others or to defend against claims of invalidity. We are also from time to time involved in litigation relating to alleged infringement by us of others’ patents or other intellectual property rights. Moreover, a key element of our strategy is to enter new markets with our PSoC products. If we are successful in entering these new markets, we will likely be subject to additional risks of potential infringement claims against us as our technologies are deployed in new applications and face new competitors. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights, particularly in certain international markets, making misappropriation of our intellectual property more likely. Patent litigation, if necessary or if and when instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Intellectual property litigation is frequently expensive to both the winning party and the losing party and could take up significant amounts of management’s time and attention. In addition, if we lose such a lawsuit, a court could find that our intellectual property rights are invalid, enabling our competitors to use our technology, or require us to pay substantial damages and/or royalties or prohibit us from using essential technologies. For these and other reasons, this type of litigation could seriously harm our business, financial condition and results of operations. Also, although in certain instances we may seek to obtain a license under a third party’s intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all.

We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements and we may not have adequate remedies for any breach. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

Unfavorable outcome of litigation or investigations pending against us could materially impact our business.

We are currently a party to various legal proceedings, claims, disputes, litigation and investigations. For example, the Antitrust Division of the Department of Justice (“DOJ”) is currently conducting an investigation into possible antitrust violations in the static random access memories (“SRAM”) industry. In addition, in connection with the DOJ investigation, we are defendants in purported consumer class action lawsuits alleging various claims under the Sherman Antitrust Act, state antitrust laws and unfair competition laws. Our financial results could be materially and adversely impacted by unfavorable outcomes to any of these or other pending or future litigation or investigation. There can be no assurances as to the outcome of any litigation or investigation. Although management believes it has meritorious defenses to each of these matters and intends to vigorously defend itself, such litigation, investigations and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

Unfavorable outcome of examinations of our tax returns by tax authorities could have a material impact on our results of operations and financial position.

Our tax returns are subject to examination by various tax authorities in countries in which we operate. Non-U.S. tax authorities have commenced tax audits of our subsidiaries in the Philippines, India and Switzerland. As of December 30, 2007, no material adjustments to our tax liabilities have been proposed by foreign tax authorities. However, the foreign tax authorities have not completed their examinations. If material adjustments result from the conclusion of examinations, our results of operations and financial position could be materially impacted. We could become engaged in a dispute with a taxing authority which could be costly and distracting to our management and business.

We face additional problems and uncertainties associated with international operations that could seriously harm us.

International revenues historically accounted for a significant portion of our total revenues. Our manufacturing, assembly and test operations located in the Philippines, as well as our international sales offices and design centers, face risks frequently associated with foreign operations including:

•	currency exchange fluctuations;

•	the devaluation of local currencies;

•	political instability;

•	labor issues;

•	changes in local economic conditions;

•	import and export controls;

•	potential shortage of electric power supply; and

•	changes in tax laws, tariffs and freight rates.

To the extent any such risks materialize, our business, financial condition or results of operations could be seriously harmed.

We compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel would harm us.

To a greater degree than most non-technology companies, we depend on the efforts and abilities of certain key members of management and other technical personnel. Our future success depends, in part, upon our ability to retain such personnel and to attract and retain other highly qualified personnel, particularly product and process engineers. We compete for these individuals with other companies, academic institutions, government entities and other organizations. Competition for such personnel is intense and we may not be successful in hiring or retaining new or existing qualified personnel. If we lose existing qualified personnel or are unable to hire new qualified personnel, as needed, our business, financial condition and results of operations could be seriously harmed.

We are subject to many different environmental, health and safety laws, regulations and directives, and compliance with them may be costly.

We are subject to many different international, federal, state and local governmental laws and regulations related to, among other things, the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process and the health and safety of our employees. Compliance with these regulations can be costly. We cannot assure you that we have been, or will be at all times in complete compliance with such laws and regulations. If we violate or fail to comply with these laws and regulations, we could be fined or other wise sanctioned by the regulators. Under certain environmental laws, we could be held responsible, without regard to fault, for all of the costs relating to any contamination at our or our predecessors’ past or present facilities and at third party waste disposal sites. We could also be held liable for any and all consequences arising out of human exposure to such substances or other environmental damage. In addition, in December 2007, our Board of Directors approved a plan to exit our manufacturing facility in Texas. In the course of exiting this facility, we could discover and/or need to address one or more environmental regulatory issues, which could result in significant costs or disruption to our business.

Over the last several years, there has been increased public awareness of the potentially negative environmental impact of semiconductor manufacturing operations. This attention and other factors may lead to changes in environmental regulations that could force us to purchase additional equipment or comply with other potentially costly requirements. If we fail to control the use of, or to adequately restrict the discharge of, hazardous substances under present or future regulations, we could face substantial liability or suspension of our manufacturing operations, which could seriously harm our business, financial condition and results of operations.

We face increasing complexity in our product design as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and other hazardous substances that apply to specified electronic products put on the market in the European Union (Restriction on the Use of

Hazardous Substances Directive 2002/95/EC, also known as the “RoHS Directive”) and similar legislation in China and California. Other countries, including at the federal and state levels in the United States, are also considering laws and regulations similar to the RoHS Directive. Certain electronic products that we maintain in inventory may be rendered obsolete if not in compliance with the RoHS Directive or similar laws and regulations, which could negatively impact our ability to generate revenue from those products. Our customers and other companies in the supply chain may require us to certify that our products are RoHS compliant. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs or decreased revenue, and could require that we redesign or change how we manufacture our products.

Our operations and financial results could be severely harmed by certain natural disasters.

Cypress’s and SunPower’s headquarters in California, manufacturing facilities in the Philippines and some of our major vendors’ facilities are located near major earthquake faults or are subject to seasonal typhoons. We have not been able to maintain insurance coverage at reasonable costs. Instead, we rely on self-insurance and preventative/safety measures. If a major earthquake or other natural disaster occurs, we may need to spend significant amounts to repair or replace our facilities and equipment and we could suffer damages that could seriously harm our business, financial condition and results of operations.

The failure to integrate our business and technologies with those of companies that we or SunPower may acquire could adversely affect our financial results.

We and SunPower have made acquisitions and pursued other strategic relationships in the past and may pursue additional acquisitions in the future. If we or SunPower fail to integrate these businesses successfully, our financial results may be seriously harmed. Integrating these businesses, people, products and services with our existing business could be expensive, time-consuming and a strain on our resources. Specific issues that we and SunPower face with regard to prior and future acquisitions include:

•	integrating acquired technology or products;

•	integrating acquired products into our manufacturing facilities;

•	integrating different accounting policies and methodologies;

•	assimilating and retaining the personnel of the acquired companies;

•	coordinating and integrating geographically dispersed operations;

•	our ability to retain customers of the acquired company;

•	the potential disruption of our and our suppliers’ ongoing business and distraction of management;

•	the maintenance of brand recognition of acquired businesses;

•	the failure to successfully develop acquired in-process technology, resulting in the impairment of amounts currently capitalized as intangible assets;

•	unanticipated expenses related to technology integration;

•	the development and maintenance of uniform standards, corporate cultures, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

•	the potential unknown liabilities associated with acquired businesses.

We maintain self-insurance for certain indemnities we have made to our officers and directors.

Our certificate of incorporation, by-laws and indemnification agreements require us to indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. We self-insure with respect to these indemnifiable claims. If we were required to pay a significant amount on account of these liabilities for which we self-insure, our business, financial condition and results of operations could be seriously harmed.

Actions taken by activist stockholders may consume our Board of Directors and management’s time and attention.

Campaigns by activist investors to effect changes at publicly traded companies have increased in recent years. In some cases, such campaigns are led by investors seeking to increase short term shareholder value through actions such as cost reductions, changes in strategy or management, changes to the board, restructuring, increased financial leverage, increased dividends or stock repurchases or sales of businesses or the entire company. We have been approached by investors urging our Board of Directors and management to, among other things, take action in connection with our investment in SunPower. While our Board of Directors and management believe a dialogue with stockholders can be healthy and value enhancing, activist investor campaigns can consume significant time and attention on the part of our Board of Directors and senior management, which may divert their attention away from matters related to the operations of our business. Such diversions could adversely affect our results of operations and financial condition.

We have significant amounts of debt and our substantial indebtedness could adversely affect our business, financial condition, results of operations, earnings per share and our ability to meet our payment obligations.

We have significant amounts of outstanding indebtedness and substantial debt service requirements. Our ability to meet our payment and other obligations under our indebtedness depends on our ability to generate significant cash flow. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. There is no assurance that our business will generate cash flow from operations, or that future borrowings will be available to us under our existing or any amended credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our indebtedness and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations (including upon conversion of any notes), we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the convertible notes.

In addition, our convertible notes have negatively impacted the calculation of our diluted earnings per share. Under the treasury stock method, the increase in our stock price in fiscal 2007 resulted in more dilutive shares related to our convertible notes and warrants issued in conjunction with the convertible notes. In the future, our stock price could continue to be volatile, and if our stock price increases, it could further impact our diluted earnings per share.

We may not have the ability to repurchase the convertible notes in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of notes, as required by the indenture governing the notes.

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change or conversions of the notes, as defined in the indenture governing the notes. We may not have sufficient funds to repurchase the notes or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. In addition, upon conversion of the notes we will be required to make cash payments to the holders of the notes equal to at least the lesser of the principal amount of the notes being converted and the conversion value of those notes. Such payments could be significant, and we may not have sufficient funds to make them at such time.

A fundamental change may also constitute an event of default under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the notes or pay cash in respect of conversions when required would result in an event of default with respect to the notes, which could seriously harm our business, financial condition and results of operations.

In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes, which could seriously harm our business, financial condition and results of operations.

New accounting rules on convertible debt could result in higher reported interest expense related to our outstanding convertible debt, which could materially impact our results of operations and earnings per share.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position APB 14-1, which clarifies the accounting for convertible debt instruments with terms similar to our convertible notes issued in fiscal 2007. The guidance requires an issuer of such instruments to separately account for the liability and equity components of the convertible debt in a manner that reflects interest expense equal to the issuer’s non-convertible notes’ borrowing rate. This would result in a debt discount that would subsequently be amortized over the term of the instrument, resulting in an increase in non-cash interest expense. The guidance is effective for fiscal years beginning after December 15, 2008, and retrospective application is required for all periods presented. We expect to record higher non-cash interest expense related to our outstanding convertible debt beginning in the first quarter of fiscal 2009, which will have a material adverse impact on our results of operations and financial condition.

If the recent worsening of credit market conditions continues or increases, it could have a material adverse impact on our investment portfolio.

Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. The short-term funding markets experienced credit issues during the second half of fiscal 2007 and continue into the third quarter of fiscal 2008, leading to liquidity disruption in asset-backed commercial paper and failed auctions in the auction rate market. If the global credit market continues to deteriorate, our investment portfolio may be impacted and we could determine that some of our investments are impaired. This could materially adversely impact our results of operations and financial condition.

Our investment portfolio includes auction rate securities, which are investments with contractual maturities generally between 20 and 30 years. They are usually found in the form of municipal bonds, preferred stock, a pool of student loans or collateralized debt obligations with interest rates resetting every seven to 49 days through an auction process. At the end of each reset period, investors can sell or continue to hold the securities at par. The auction rate securities held by us are primarily backed by student loans and are over-collateralized, insured and guaranteed by the United States Federal Department of Education. In addition, all auction rate securities held by us are rated by the major independent rating agencies as either AAA or Aaa.

As of June 29, 2008, all of our auction rate securities experienced failed auctions due to sell orders exceeding buy orders. Currently, these failures are not believed to be a credit issue with the underlying investments, but rather caused by a lack of liquidity. Under the contractual terms, the issuer is obligated to pay penalty rates should an auction fail. The funds associated with failed auctions are not expected to be accessible until one of the following occurs: a successful auction occurs, the issuer redeems the issue, a buyer is found outside of the auction process or the underlying securities have matured. Given these circumstances and the lack of liquidity, we have classified all of our auction rate securities as long-term investments as of June 29, 2008.

During the first half of fiscal 2008, we performed analyses to assess the fair value of the auction rate securities and determined that a decline in value totaled approximately $1.8 million. As we determined that the lack of liquidity in the market for auction rate securities is temporary in nature and that we have the ability and intent to hold these securities for sufficient time to allow the value to recover, the decline in value was considered temporary. Therefore, we recorded the amount as unrealized loss in “Accumulated other comprehensive income” in the Condensed Consolidated Balance Sheet. Although we determined that no other-than-temporary impairment losses existed, we may be required to adjust the carrying value of the auction rate securities and record impairment charges in future periods, which could materially affect our results of operations and financial condition.

We may not complete our proposed spin-off of our shares of SunPower.

In July 2008, we announced that our Board of Directors had authorized management to pursue a tax-free distribution to our stockholders of the Class B common shares of SunPower we hold, with the objective of having the transaction completed by the end of 2008, or sooner if possible. Our Board of Directors has not definitively determined to effect such a distribution and has not established a record date for the payment to our stockholders of a dividend of SunPower shares. The proposed distribution may not be effected for a number of reasons, including if unexpected challenges arise in connection with the necessary steps required for the distribution. In addition, our Board of Directors may reconsider the proposed distribution under certain circumstances, including if a significant change in the trading price of either Cypress or SunPower common stock were to occur. Any decision not to pursue the proposed distribution could adversely affect the trading price for our common stock.

Our proposed spin-off of our shares of SunPower could adversely affect us.

If we complete our proposed tax-free distribution to our stockholders of the Class B common shares of SunPower that we hold, Cypress will be significantly affected in several ways, some of which may have adverse effects.

Equity awards and shares reserved for issuance under our 1994 and 1999 Stock Plans (together, the “Plans”) will be adjusted in connection with the proposed spin off of SunPower. The magnitude of these adjustments will depend upon many factors which are not currently known, including the relative trading prices of our common stock before and after the proposed spin off and the number of equity awards outstanding at the time of the spin off. However, we expect that these adjustments will result in a substantial increase in the percentage of our fully diluted capitalization (i.e., our outstanding shares of common stock together with stock options, restricted stock units and other instruments which may result in the issuance of shares of our common stock) represented by the Plans. Such an increase in our employee “overhang” will result in significant dilution to our stockholders and may adversely affect the trading price for our common stock.

Also, if we distribute our shares of SunPower Class B common stock to our stockholders in a tax-free distribution, we will lose the ability to sell such shares for cash to finance our operations or strategic initiatives. In addition, the size of our business as measured in various ways including revenue, net income and market capitalization is expected to be reduced substantially as a result of the proposed distribution. Moreover, following the proposed distribution, we will no longer have significant operations in the solar business and our portfolio of businesses will be less diversified such that we will be more reliant upon our non-solar semiconductor businesses. Any of the foregoing factors could adversely affect our business, results of operations and/or the trading price for our common stock.

If Grace Semiconductor Manufacturing Corporation were to default on the leases we have guaranteed on their behalf, our financial condition could be harmed.

As of June 29, 2008, we were serving as guarantor for approximately $42.5 million in lease payments due by Grace Semiconductor Manufacturing Corporation, a strategic foundry of Cypress. In conjunction with the master lease agreement, we have entered into a series of guarantees with a financing company for the benefit of Grace. If Grace fails to pay any of the quarterly rental payments, we will be obligated to pay such outstanding amounts within 10 days of a written demand from the financing company. If we fail to pay such amount, interest will accrue at a rate of 9% per annum on any unpaid amounts. To date, we have not been required to make any payments under these guarantees. However, if Grace were to default on the leases, it could have a negative impact on our financial position and results of operations.

SunPower is in the process of implementing a new enterprise resource planning (“ERP”) system to manage its worldwide financial, accounting and operations reporting.

SunPower has been preparing for the ERP system implementation for over a year and is taking appropriate measures to ensure the successful and timely implementation, including, but not limited to, hiring qualified consultants and performing extensive testing. However, implementations of this scope have inherent risks that in the extreme could lead to a disruption in their, as well as Cypress’s, financial, accounting and operations reporting as well as the inability to obtain access to key financial data.

THE OFFER

1.    Eligibility.

You are an “eligible employee” if you are an employee (including an executive officer), member of our board of directors, an advisory board member, or consultant of Cypress (which, for purposes of this offer, includes all subsidiaries or affiliates of Cypress) as of the commencement of the offer and the forfeiture date, are located in the United States, and you hold eligible restricted stock units. Individuals located outside of the United States are not eligible to participate in this offer. Our directors and executive officers are listed on Schedule A to this Offer to Exchange.

To receive a grant of restricted stock, you must remain employed by Cypress or a successor entity or provide services to Cypress or a successor entity through the expiration date. Please note that if you choose to participate in this offer, and subject to the conditions of this offer, you will be entitled to receive your shares of restricted stock as of the expiration date. However, due to administrative reasons, the restricted stock grant date will occur three (3) business days after the offer closes. Except as provided by applicable law and/or any employment agreement between you and Cypress, your employment with Cypress will remain “at-will” and can be terminated by you or Cypress at any time, with or without cause or notice. In order to vest in your shares of restricted stock, you must remain an employee or other service provider through each relevant vesting date.

2.    Number of restricted stock units; expiration date.

Subject to the terms and conditions of this offer, we will accept for exchange eligible restricted stock units granted under the Plan that are held by eligible employees, are unvested as of the expiration date of the offer, and that are properly elected to be exchanged, and are not validly withdrawn, before the expiration date of the offer. In order to be eligible, restricted stock units must be granted subject to an eligible restricted stock unit grant and be unvested on the expiration date of the offer. For example, if a particular restricted stock unit vests during the offering period, that restricted stock unit is not eligible for exchange. In the event someone does tender a restricted stock unit that would otherwise vest prior to the restricted stock grant date, Cypress will make that person economically whole. You may not exchange Cypress common stock in this offer.

Participation in this offer is completely voluntary. You may decide which of your eligible restricted stock units you wish to exchange. If you elect to participate in this offer, you may exchange all or some of the restricted stock units subject to any eligible restricted stock unit grant that you choose to exchange. Please note that eligible restricted stock unit grants are only those grants that cover 100 or more outstanding restricted stock units. If you choose to exchange an eligible restricted stock unit grant, you must elect to exchange at least 100 of the restricted stock units subject to such grant. Elections to exchange less than 100 restricted stock units will not be accepted and you will retain those restricted stock units.

For example and except as otherwise described below, if you hold an eligible restricted stock unit grant covering 1,000 restricted stock units, you may choose to exchange 1,000 shares subject to the grant or some lesser number (but no less than 100 restricted stock units). If you choose to exchange a portion of a grant, the exchanged shares remain subject to the same vesting schedule as the remaining portion of your grant. Note that if you choose to participate in this offer and file an 83(b) election, you are not required to file the 83(b) election as to all of your shares of restricted stock.

As discussed above, this rule will not apply to the portion of any eligible restricted stock unit grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and which is beneficially owned by a person who is not an employee of Cypress. Any such portion of a restricted stock unit grant may not be exchanged in this Offer to Exchange (even if title to that portion of the restricted stock unit grant is held by an eligible employee). However, the portion beneficially owned by the eligible employee may be tendered for all remaining unvested restricted stock units or a lesser number. For instance, if the grant covering 3,000 restricted stock units in the example above is subject to a domestic relations order, 1,000 of which are beneficially owned by your former spouse, and you have vested in 500 of the remaining 2,000 restricted stock units, then you may elect to participate in the offer and exchange some or all of the shares subject to the portion of the grant of restricted stock units that you beneficially own covering the unvested 1,500 restricted stock units (but in no event less than 100 restricted stock units).

Subject to the terms of this offer and upon our acceptance of your properly tendered restricted stock units, your exchanged restricted stock units will be forfeited and you receive a number of shares of restricted stock equal to the number of restricted stock units you exchange multiplied by the Conversion Ratio, rounded down to the nearest whole share.

All shares of restricted stock will be subject to the terms of our Plan. The current form of restricted stock agreement under the Plan is attached as an exhibit to the Schedule TO with which this Offer to Exchange has been filed.

The expiration date for this offer will be 5:00 p.m., Pacific Time, on September 25, 2008 unless we extend the offer. We may, in our discretion, extend the offer, in which event the expiration date will refer to the latest time and date at which the extended offer expires. See Section 15 of this Offer to Exchange for a description of our rights to extend, terminate, and amend the offer.

3.    Purposes of the offer.

Cypress is making this offer to permit you to accelerate the measurement and recognition of your taxes to the grant date of the restricted stock, which will occur three (3) business days after the day that the offer closes. This may only be done by accepting the offer and thereafter filing an 83(b) election with the U.S. Internal Revenue Service within thirty (30) calendar days of the restricted stock grant date. If you do not wish to accelerate the measurement and recognition of your taxes, then you should not participate in this offer.

Depending on your personal circumstances and the subsequent performance of Cypress, it may or may not be in your best interest to accept the offer.

Except as otherwise disclosed in this offer or in our SEC filings, we presently have no plans, proposals, or negotiations that relate to or would result in:

•	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cypress;

•	Any purchase, sale or transfer of a material amount of our assets;

•	Any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•

Any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

•	Any other material change in our corporate structure or business;

•	Our common stock being delisted from the New York Stock Exchange or not being authorized for quotation in an automated quotation system operated by a national securities association;

•	Our common stock becoming eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	The suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	The acquisition by any person of an additional amount of our securities or the disposition of an amount of any of our securities; or

•	Any change in our certificate of incorporation or bylaws, or any actions that may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this offer and consult your own investment and tax advisors. You must make your own decision about whether to participate in this offer.

4.    Procedures for electing to exchange restricted stock units.

Proper election to exchange restricted stock units.

Participation in this offer is voluntary. If you choose to participate in the offer, you must deliver the completed election form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery before 5:00 p.m., Pacific Time, on September 25, 2008 to Priscilla Raymundo:

Priscilla Raymundo

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Fax: (408) 943-2706

E-mail: rsu.exchange@cypress.com

Priscilla Raymundo must receive your properly completed and signed election form before the expiration date. The expiration date will be 5:00 p.m., Pacific Time, on September 25, 2008 unless we extend the offer.

If you participate in this offer, you can decide which of your eligible restricted stock unit grants you wish to exchange. To help you recall your eligible restricted stock unit grants, please refer to your E*trade account (https://us.etrade.com/e/t/user/login_sp) which lists your outstanding restricted stock unit grants. Please note that eligible restricted stock unit grants are only those grants that cover 100 or more outstanding restricted stock units. If you choose to exchange an eligible restricted stock unit grant, you must elect to exchange at least 100 of the restricted stock units subject to such grant. Elections to exchange less than 100 restricted stock units will not be accepted and you will retain those restricted stock units.

Your election to participate becomes irrevocable after 5:00 p.m., Pacific Time, on September 25, 2008 unless the offer is extended past that time, in which case your election will become irrevocable after the new expiration date. The exception to this rule is that if we have not accepted your properly tendered restricted stock units by 9:00 p.m., Pacific Time, on October 20, 2008, you may withdraw your restricted stock units at any time thereafter. You may change your mind after you have submitted an election form and withdraw from the offer at any time before the expiration date, as described in Section 5 of this Offer to Exchange. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date.

The delivery of all documents, including election forms, is at your risk. We intend to confirm the receipt of your election form and/or any withdrawal form by e-mail within two (2) U.S. business days. If you have not received an e-mail confirmation, it is your responsibility to confirm that we have received your election form and/or any withdrawal form. Only responses that are complete, signed and actually received by Priscilla Raymundo by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.

This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any restricted stock units tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly tendered restricted stock units promptly after the expiration of this offer.

Our receipt of your election form is not by itself an acceptance of your restricted stock units for exchange. For purposes of this offer, we will be deemed to have accepted restricted stock units for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the holders of the restricted stock units generally of our acceptance of the restricted stock units for exchange. We may issue this notice of acceptance by press release, e-mail or other form of communication. Restricted stock units accepted for exchange will be forfeited on the forfeiture date, which we presently expect will be September 25, 2008.

Determination of validity; rejection of restricted stock units; waiver of defects; no obligation to give notice of defects.

We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any restricted stock units. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any restricted stock units elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered restricted stock units that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular restricted stock units or for any particular restricted stock unit holder, provided that if we grant any such waiver, it will be granted with respect to all restricted stock unit holders and tendered restricted stock units. No tender of restricted stock units will be deemed to have been properly made until all defects or irregularities have been cured by the tendering restricted stock unit holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

Our acceptance constitutes an agreement.

Your election to exchange restricted stock units through the procedures described above constitutes your acceptance of the terms and conditions of this offer. Our acceptance of your restricted stock units for exchange will constitute a binding agreement between Cypress and you upon the terms and subject to the conditions of this offer.

5.    Withdrawal rights and change of election.

You may withdraw all of the restricted stock units that you previously elected to exchange only in accordance with the provisions of this section.

You may withdraw all of the restricted stock units that you previously elected to exchange at any time before the expiration date, which is expected to be 5:00 p.m., Pacific Time, on September 25, 2008. If we extend the offer, you may withdraw your restricted stock units at any time until the extended expiration date.

In addition, although we intend to accept all validly tendered restricted stock units promptly after the expiration of this offer, if we have not accepted your restricted stock units by 9:00 p.m., Pacific Time, on October 20, 2008, you may withdraw your restricted stock units at any time thereafter.

To withdraw some or all of the restricted stock units that you previously elected to exchange, you must deliver a valid withdrawal form for some or all of the restricted stock units you wish to withdraw from the offer while you still have the right to withdraw the restricted stock units.

To withdraw your election, you must do the following before the expiration date:

1. Properly complete and sign the attached withdrawal form.

2. Deliver the completed and attached withdrawal form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery to Priscilla Raymundo:

Priscilla Raymundo

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Fax: (408) 943-2706

E-mail: rsu.exchange@cypress.com

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. Any restricted stock units that you do not withdraw will be bound pursuant to your prior election form.

If you withdraw some or all of your eligible restricted stock units, you may again elect to exchange the withdrawn restricted stock units at any time before the expiration date. All restricted stock units that you withdraw will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange such eligible restricted stock units before the expiration date. To re-elect to exchange some or all of your eligible restricted stock units, you must submit a new election form to Priscilla Raymundo before the expiration date by following the procedures described in Section 4 of this Offer to Exchange. This new election form must be properly completed, signed and dated after your original election form and after your withdrawal form and must list all eligible restricted stock units you wish to exchange. Any prior election form will be disregarded.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any withdrawal form or any new election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of withdrawal forms and new election forms. Our determination of these matters will be final and binding.

The delivery of all documents, including any withdrawal forms and any new election forms, is at your risk. We intend to confirm the receipt of your withdrawal form and/or any election form by e-mail within two (2) U.S. business days. If you have not received an e-mail confirmation, it is your responsibility to confirm that we have received your withdrawal form and/or any election form. Only responses that are complete, signed and actually received by Priscilla Raymundo by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.

6.    Acceptance of restricted stock units for exchange and issuance of shares of restricted stock.

Upon the terms and conditions of this offer and promptly following the expiration date, we will accept for exchange and cancel all eligible restricted stock units properly elected for exchange and not validly withdrawn before the expiration date. Once the restricted stock units are cancelled, you no longer will have any rights with respect to those restricted stock units. Subject to the terms and conditions of this offer, if your restricted stock units are properly tendered by you for exchange and accepted by us, these restricted stock units will be forfeited as of the forfeiture date, which we anticipate to be September 25, 2008.

Subject to our rights to terminate the offer, discussed in Section 15 of this Offer to Exchange, we will accept promptly after the expiration date all properly tendered restricted stock units that are not validly withdrawn. We will give oral or written notice to the holders of restricted stock units generally of our acceptance for exchange of the restricted stock units. This notice may be made by press release, e-mail or other method of communication.

Although you will be entitled to receive your grant of restricted stock as of the expiration date, we will grant the shares of restricted stock on the restricted stock grant date, which is the day three (3) business days after the forfeiture date. If the expiration date is extended, then the restricted stock grant date will be similarly delayed. All shares of restricted stock will be granted under our Plan, and will be subject to a restricted stock agreement between you and Cypress.

We expect the restricted stock grant date to occur after the distribution date of SunPower stock to Cypress’s shareholders in the proposed spin-off. The record date and the distribution date for the spin-off are not known as of the date of this filing but will be announced when determined. The expiration date of this offer will be extended as needed to cause the restricted stock grant date to occur after the distribution date of the spin-off.

The number of shares of restricted stock you receive will equal the number of restricted stock units you exchange multiplied by the Conversion Ratio, rounded down to the nearest whole share. Whether you retain your restricted stock units or receive restricted stock in exchange for them, the number of covered shares will be adjusted (by applying the Conversion Ratio) to generally preserve the inherent value that would otherwise be lost due to the SunPower spin-off. If you participate in this offer, you will receive only Cypress restricted stock. You will not receive any SunPower stock, restricted or otherwise.

Whether you retain your restricted stock units or receive restricted stock in exchange for them, the number of covered shares will be adjusted to generally preserve the inherent value that would otherwise be lost due to the SunPower spin-off. Specifically, Cypress will multiply the number of shares subject to your award by the Conversion Ratio. Any resulting fractional share will be rounded down to the nearest whole share.

Promptly after the restricted stock grant date, we will send you your restricted stock grant agreement. Your shares of restricted stock will vest in accordance with the vesting schedule described in Section 9 of this Offer to Exchange.

Restricted stock units that we do not accept for exchange will remain outstanding until they expire or vest by their terms and will retain their current vesting schedule.

7.    Conditions of the offer.

Notwithstanding any other provision of this offer, we will not be required to accept any restricted stock units tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any restricted stock units tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:

•

There will have been threatened in writing or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

•

Any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us (see Section 3 of this Offer to Exchange for a description of the contemplated benefits of the offer to us);

•	There will have occurred:

•	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States,

•

in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, a decline of at least 10% in either the Dow Jones Industrial Average, the Nasdaq Index or the Standard & Poor’s 500 Index from the date of commencement of the offer,

•

the commencement, continuation, or escalation of a war or other national or international calamity directly or indirectly involving the United States, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the offer, or

•	if any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the offer;

•

A tender or exchange offer, other than this offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, will have been proposed, announced or made by another person or entity or will have been publicly disclosed or we will have learned that:

•

any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act acquires more than 5% of our outstanding common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the offer,

•	any such person, entity or group which had publicly disclosed such ownership prior to such date will acquire additional common stock constituting more than 1% of our outstanding shares, or

•

any new group will have been formed that beneficially owns more than 5% of our outstanding common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the offer or with such acceptance for exchange of eligible restricted stock units;

•

There will have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer, other than as contemplated as of the commencement date of this offer (as described in Section 12 of this Offer to Exchange);

•	Any event or events occur that have resulted or is reasonably likely to result, in our reasonable judgment, in a material adverse change in our business or financial condition;

•	Our board of directors shall not have set a record date for the spin-off;

•

Any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 3 of this Offer to Exchange for a description of the contemplated benefits of the offer to us); or

•

Any rules or regulations by any governmental authority, the New York Stock Exchange, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced, or deemed applicable to Cypress.

If any of the above events occur, we may:

•	Terminate the offer and promptly return all tendered eligible restricted stock units to tendering holders;

•	Complete and/or extend the offer and, subject to your withdrawal rights, retain all tendered eligible restricted stock units until the extended offer expires;

•	Amend the terms of the offer; or

•	Waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the offer is open, complete the offer.

Please note that ten (10) business days prior to the expiration date of the offer (as it may be extended from time to time), the Company will either waive its right to postpone, or if the Company’s board of directors has not set a record date for the spin-off, announce that the offer will be terminated at the expiration date.

The conditions to this offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.    Price range of shares underlying the restricted stock units.

The Cypress common stock subject to the grants of restricted stock may be issued upon the vesting of your restricted stock units is traded on the New York Stock Exchange under the symbol “CY.” The following table shows, for the periods indicated, the high and low intraday sales price per share of our common stock as reported by the New York Stock Exchange:

	High	Low
2006
First Quarter	$18.79	$14.09
Second Quarter	$18.80	$13.40
Third Quarter	$17.95	$13.04
Fourth Quarter	$20.42	$15.92
2007
First Quarter	$20.04	$16.48
Second Quarter	$24.00	$18.54
Third Quarter	$29.65	$23.22
Fourth Quarter	$42.79	$28.49
2008
First Quarter	$36.50	$18.42
Second Quarter	$31.35	$23.75
Third Quarter (through August 27, 2008)	$31.73	$22.00

On August 27, 2008, the last reported sale price of our common stock, as reported by the New York Stock Exchange was $31.35 per share.

You should evaluate current market quotes for our common stock, among other factors, before deciding whether or not to accept this offer.

9.    Source and amount of consideration; terms of restricted stock.

Consideration.

We will issue shares of restricted stock in exchange for eligible restricted stock units properly elected to be exchanged by you and accepted by us for such exchange. Subject to the terms and conditions of this offer, upon our acceptance of your properly tendered restricted stock units, you will be entitled to receive one share of restricted stock for each restricted stock unit that you exchange as described in Section 2 of this Offer to Exchange. The number of shares of restricted stock you will receive will be adjusted by applying the Conversion Ratio to preserve the inherent value otherwise lost due to the spin-off of SunPower.

The purchase price of a share of restricted stock will be the par value of our common stock which is equal to $0.01 per share and the par value will be deemed paid by your past services rendered to Cypress. As a result, you do not have to make any cash payment to Cypress to receive your shares of restricted stock.

If we receive and accept tenders from eligible employees of all restricted stock units eligible to be tendered (a total of 6,199,843 restricted stock units) subject to the terms and conditions of this offer, we will grant 6,199,843 shares of restricted stock, or approximately 4.1% of the total shares of our common stock outstanding as of July 31, 2008.

The following description summarizes the material terms of our Plan. Our statements in this Offer to Exchange concerning the Plan and the restricted stock are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, the Plan and the form of restricted stock agreement under the Plan, which have been filed as exhibits to the Schedule TO of which this Offer to Exchange is a part. Please contact Priscilla Raymundo to receive a copy of the Plan, and the form of restricted stock agreement thereunder. We will promptly furnish to you copies of these documents upon request at our expense.

1994 Stock Plan

The 1994 Stock Plan permits the grant of the following types of discretionary incentive awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) restricted stock (including restricted stock units), and (iv) stock appreciation rights. The Plan also provides for the grant of automatic, nondiscretionary stock options and restricted stock units to our non-employee directors. As of June 29, 2008, the Plan had approximately 3.0 million shares available for grant.

Purchase price.

The purchase price, if any, of any restricted stock granted under the Plan generally is determined by the Administrator. For purposes of this offer, the purchase price of a share of restricted stock will be the par value of our common stock which is equal to $0.01 per share and the par value will be deemed paid by your past services rendered to Cypress. As a result, you do not have to make any cash payment to Cypress to receive your shares of restricted stock.

Vesting.

•

The vesting applicable to a grant of restricted stock granted under the Plan generally is determined by the Administrator in accordance with the terms of the Plan. The restricted stock granted under this offer will be subject to a set vesting schedule. The vesting schedule of the shares of restricted stock will be identical to the vesting schedule of the exchanged restricted stock units.

The restricted stock grant date will be three (3) business days after the offer expires. If the offer’s expiration date is extended, then the restricted stock grant date will be similarly delayed.

•	Vesting on any date is subject to your continued active service to Cypress or one of its subsidiaries through each relevant vesting date or, in some cases, also attaining specified performance goals.

•	After the restricted stock vests, continued employment or other provision of services is not required to retain the common stock.

•	Our Company policies may suspend vesting if you are transferred to a subsidiary and receive equity awards from that subsidiary.

Restricted stock which does not vest will be forfeited to Cypress.

Adjustments upon certain events.

Events Occurring Before the Restricted Stock Grant Date. Although we are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity, prior to the expiration of the offer, you may choose to withdraw any restricted stock units which you tendered for exchange and your restricted stock units will be treated in accordance with the Plan and your restricted stock unit agreement. Further, if Cypress is acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your restricted stock units and your rights under them will remain intact and you will receive no shares of restricted stock in exchange for them. If Cypress is acquired prior to the expiration of the offer but does not withdraw the offer, we (or the successor entity) will notify you of any material changes to the terms of the offer or the shares of restricted stock, including any adjustments to the purchase price and number of shares that will be subject to the award of restricted stock. Under such circumstances, the type of security and the number of shares covered by your restricted stock award would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive shares of restricted stock covering more or fewer shares of the acquiror’s common stock than the number of restricted stock units that you tendered for exchange or than the number you would have received pursuant to the restricted stock if no acquisition had occurred.

If another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the completion of this exchange program. Termination of your employment for this or any other reason before the restricted stock grant date means that the tender of your eligible restricted stock units will not be accepted, you will keep your tendered restricted stock units in accordance with their original terms, and you will not receive any restricted stock or other benefit for your tendered restricted stock units.

Events Occurring After the Restricted Stock Grant Date. If we experience a stock split, reverse stock split, stock dividend, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without our receipt of consideration (except for certain conversions of convertible securities), appropriate adjustments will be made, subject to any required action by our stockholders, to the number of shares available for issuance under the Plan, the number of shares issuable as restricted stock or restricted stock unit awards under the Plan, the number of shares covered by each outstanding Award, the price per share covered by each outstanding award, and the per-person limits on awards, as appropriate to reflect the stock dividend or other change.

Spin-Off, Split-Off or Similar Transactions

If we undertake a spin-off, split-off or similar transaction involving the equity securities of our subsidiaries, the Company’s board of directors, in its discretion, may make appropriate adjustments, subject to any required action by our stockholders, to the number of shares available for issuance under the Plan, the number and/or type of shares issuable as restricted stock or restricted stock unit awards under the Plan, the number of shares covered by each outstanding award, the price per share covered by each outstanding award or take such other actions as appropriate to reflect the increase or decrease in value of outstanding awards as a result of such transaction.

Merger or Asset Sale

In the event of our merger with or into another corporation or the sale of substantially all of our assets, the successor corporation (or its parent or subsidiary) will assume or substitute each outstanding award. With respect to discretionary awards, the committee that administers the Plan may, in its sole discretion, fully accelerate such awards in lieu of assumption or substitution. In such event, the committee that administers the Plan will notify all optionees that their options under the Plan will be fully exercisable for a period of thirty (30) days from the date of such notice and the option will terminate upon the expiration of such period.

With respect to automatic option and restricted stock unit grants, in the event the successor corporation does not agree to assume or substitute for such options or restricted stock units, each outstanding automatic option and restricted stock unit will become fully vested and exercisable, including as to shares that would not otherwise be exercisable, unless the Company’s board of directors, in its discretion, determines otherwise.

Transferability of restricted stock.

Restricted stock generally may not be transferred, other than by will or the laws of descent and distribution, unless the Administrator indicates otherwise in your restricted stock agreement. In the event of your death, any person who acquires the restricted stock by bequest or inheritance may be issued the restricted stock.

Registration and sale of shares underlying restricted stock.

All of Cypress’s shares of common stock subject to the restricted stock grants have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) on registration statements on Form S-8 filed with the SEC. Unless you are an employee who is considered an affiliate of Cypress for purposes of the Securities Act, you will be able to sell the shares subject to your restricted stock grant free of any transfer restrictions under applicable U.S. securities laws.

U.S. federal income tax consequences.

You should refer to Section 14 of this Offer to Exchange for a discussion of the federal income tax consequences of the restricted stock and exchanged restricted stock units, as well as the consequences of accepting or rejecting this offer. If you are a taxpayer of the United States, but are also subject to the tax laws of another non-U.S. jurisdiction, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

10.    Information concerning Cypress.

Our principal executive offices are located 198 Champion Court, San Jose, California, 95134, and our telephone number is (408) 943-2600. Questions regarding this exchange should be directed to Victoria Tidwell who can be reached at (408) 943-2979 or Neil Weiss, who can be reached at (408) 943-2630.

Certain Information About the Company. We deliver high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and system value. Our offerings include the Programmable System-on-Chip™ (“PSoC®”) products, universal serial bus, or USB, controllers, general-purpose programmable clocks and memories. We also offer wired and wireless connectivity solutions that enhance connectivity and performance in multimedia handsets and other systems. We serve numerous markets including consumer, computation, data communications, automotive and industrial.

In addition, we are currently a majority shareholder of SunPower Corporation, or SunPower, a publicly traded solar products and services company which designs, manufactures and markets high-performance solar electric power technologies. As of the end of fiscal 2007, we held 44.5 million shares of SunPower’s class B common stock, representing approximately 56% of SunPower’s outstanding capital stock, 51% of SunPower’s outstanding capital stock on a fully diluted basis and 90% on a voting right basis. Please refer to SunPower’s Annual Report on Form 10-K for the year ended December 30, 2007 for a complete review and discussion of SunPower’s business, operations, financial condition and results of operations. The contents of SunPower’s Annual Report on Form 10-K are expressly not incorporated by reference herein.

We were incorporated in California in December 1982. The initial public offering of our common stock took place in May 1986, at which time our common stock commenced trading on the Nasdaq National Market. In February 1987, we were reincorporated in Delaware and in October 1988, we began listing our common stock on the New York Stock Exchange under the symbol “CY.” Our corporate headquarters are located at 198 Champion Court, San Jose, California 95134, and our main telephone number is (408) 943-2600. We maintain a website at www.cypress.com. The contents of our website are not incorporated into, or otherwise to be regarded as part of, this Offer to Exchange.

Plans and Arrangements.

The Proposed SunPower Spin-Off. On July 17, 2008, we announced that our Board of Directors has authorized management to proceed with a proposed payment of a special dividend of most or all of the shares of Class B common stock we hold of SunPower Corporation to holders of our common stock, with the objective of having the transaction completed by the end of 2008, or sooner if possible. On August 1, 2008, our Board of Directors held a meeting at which it provided management with authorization to take certain steps in anticipation of the spin-off, including the Stock Option and RSU Adjustments (as defined below), the Employee Loan Program (as defined below), the Note Tender Offer (as defined below) and the Offer. We have also received a favorable ruling from the Internal Revenue Service with respect to certain tax issues arising under Section 355 of the Internal Revenue Code in connection with the spin-off. In addition, on August 11, 2008 we received a private ruling from the California Franchise Tax Board confirming that, based on certain factual representations made by us, the spin-off would qualify as a tax-free distribution to us and our stockholders for California income tax purposes.

On August 21, 2008, our Board of Directors met and established a committee of the Board of Directors authorized to approve the spin-off of the SunPower Class B common stock owned by us to our stockholders. The committee was also authorized to set a record date and payment date for such distribution. The committee is expected to establish the record date and distribution date following the conclusion of the SEC’s review of SunPower’s preliminary information statement on Schedule 14C, which was filed with the SEC on August 12, 2008. Assuming a timely resolution of the SEC’s comments to SunPower’s information statement and final approval by the committee, the record date is currently anticipated to occur in September 2008 and the distribution date is currently expected to occur in the first half of October 2008 or earlier, if practicable. The anticipated timing reflects current expectations only and may be modified.

Our Board of Directors has not definitively determined to effect such a distribution and has not established a record date for the distribution to our stockholders of a dividend of SunPower shares. The spin-off is subject to our completion of a number of actions and the satisfaction of certain conditions, including final approval by our Board of Directors, and no assurance can be given that the spin-off will be completed. In addition, no assurance can be given as to the number of shares which may be distributed, the costs or effects on us and/or SunPower of effecting a spin-off, or the impact of the spin-off on trading prices for our and/or the SunPower common stock or our employee equity plans and convertible debt. In addition, our Board of Directors may reconsider the proposed distribution under certain circumstances, including if a significant change in the trading price of either our or SunPower’s common stock were to occur. Any decision not to pursue the spin-off could adversely affect the trading price for our common stock and SunPower Common Stock.

If the spin-off is completed, we believe that separating ourselves from SunPower will facilitate our access to the capital markets as well as increase the aggregate value of the Company, which should help the Company more efficiently acquire needed assets and services and should enable the Company to more effectively utilize stock-based compensation by strengthening the link between performance and such stock-based compensation.

Note Hedge and Warrant Transactions. In connection with the initial offering of the Notes, we entered into convertible note hedge transactions with respect to our common stock with option counterparties covering the same amount of common stock that is issuable upon conversion of the Notes in order to reduce the potential dilution upon conversion of the Notes in the event that the market value per share of our common stock at the time of exercise is greater than the conversion price of the Notes. In addition, at the same time we entered into warrant transactions in which we sold to the option counterparties warrants to acquire the same number of shares of our common stock underlying the Notes. After the purchase date for the Note Tender Offer, we intend to terminate the convertible note hedge transactions and the warrant agreements with respect to the amount of Notes that are validly purchased by us in connection with the Note Tender Offer (the “Hedge Unwind”). We expect to receive a payment in cash from the option counterparties with respect to such termination. To the extent that Notes are not tendered and validly accepted in the Note Tender Offer, the convertible note hedging transactions and the warrants associated with such non-tendered Notes shall remain outstanding.

Simtek Transaction. As disclosed on a Form 8-K filed with the SEC on August 4, 2008, on August 1, 2008, we entered into a definitive agreement (the “Merger Agreement”) to acquire Simtek Corporation, or Simtek. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on August 15, 2008, we commenced a cash tender offer to purchase all of Simtek’s outstanding shares of common stock at a price per share of $2.60, net to the seller in cash, without interest (the “Simtek Transaction”). Reference is made to the

Form 8-K filed with the SEC on August 4, 2008 and the Schedule TO filed with the SEC on August 15, 2008, for a more complete description of the Simtek Transaction, and the description above is qualified in its entirety by such reference.

Note Tender Offer. On August 14, 2008, as amended on August 20, 2008 and August 26, 2008, we commenced a tender offer to purchase up to $531,250,000 principal amount of our 1.00% Convertible Senior Notes (the “Notes”) due September 15, 2009 (the “Note Tender Offer”). Reference is made to the Schedule TO filed with the SEC on August 14, 2008 as amended on August 20, 2008 and August 26, 2008, for a more complete description of the Note Tender Offer and the description above is qualified in its entirety by such reference. On August 18, 2008, we sold 2,500,000 shares of SunPower Class A common stock pursuant to Rule 144 of the Securities Act with proceeds of $222 million. The sale closed on August 21, 2008. We intend to use the proceeds from the sale of the shares to fund in part our purchase of the Notes.

Stock Option and RSU Adjustments. Option awards and restricted stock units (“RSUs”) outstanding as of the payment date for the proposed spin-off are not entitled to receive the shares of Class B common stock of SunPower being distributed in the proposed spin-off. As a result, our Board of Directors approved adjustments to the exercise prices of all outstanding stock option awards (and, as necessary to preserve intrinsic value, adjustments to the number of shares of common stock subject to such option awards) using a formula intended to preserve the intrinsic value of those awards. In addition, our Board of Directors has approved amendments to outstanding stock options that would: (i) allow optionees to early exercise their stock options and receive restricted stock having the same vesting schedule as the stock options; (ii) permit the net exercise of stock options prior to the record date for the spin-off and after the payment date for the spin-off. Our Board of Directors also has approved adjustments to the number of covered shares subject to outstanding RSUs using a formula to preserve the inherent value of such awards that would otherwise be lost due to the spin-off. We sometimes refer to the adjustments to stock options and RSUs contemplated in this paragraph as the “Stock Option and RSU Adjustments.”

Employee Loan Program. Our Board of Directors also approved a limited loan program to qualified employees (which will not include officers and directors) that would assist holders of options to pay the exercise price for options to convert unvested options into unvested restricted shares (the “Employee Loan Program”). The Employee Loan Program details are not yet finalized and the Company may use a third-party financial institution in connection with the Employee Loan Program. The Employee Loan Program is expected to be limited to $50 million in aggregate loans and, because the proceeds will be used to fund payment to the Company for option exercises, is not expected to require any cash outlays on the part of the Company.

Other than the proposed SunPower Spin-Off, Simtek Transaction, Hedge Unwind, Stock Option and RSU Adjustments, Employee Loan Program and Note Tender Offer, we have no commitments or plans to consummate any acquisition or other extraordinary transaction (other than the Offer) at this time.

SunPower Agreement with Pacific Gas & Electric. On August 14, 2008, SunPower announced that its subsidiary, High Plains Ranch II, LLC, had entered into an agreement with Pacific Gas & Electric to develop a 250 MW solar power facility on 3.5 square miles in San Luis Obispo County’s California Valley. SunPower indicated that the project is expected to begin power delivery in 2010 and be fully operational in 2012. The project is contingent on a number of factors, including approval by the California Public Utility Commission, the receipt of all applicable permits, transmission access and upgrades, and full financing. In addition, delays or failures in extending the federal investment tax credit for renewable energy or enacting certain state property tax exemptions relevant to the project may delay or lead to the cancellation of the project.

11.     Interests of directors and executive officers; transactions and arrangements concerning the restricted stock units.

A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. Our executive officers and members of our board of directors may participate in this offer. As of July 27, 2008, our executive officers and directors (seventeen (17) persons) as a group held 3,146,442 of unvested restricted stock units under our Plan, which represented approximately 46.4% of all unvested restricted stock units under our Plan as of that date.

The following table sets forth the beneficial ownership of each of our executive officers and directors of unvested restricted stock units under the Plan as of July 27, 2008. The percentages in the tables below are based on the total number of unvested restricted stock units (i.e., whether or not eligible for exchange) outstanding under the Plan.

Name	Position	Number of Restricted Stock Units Unvested Under the Plan	Percentage of Total Unvested Restricted Stock Units Under the Plan
T.J. Rodgers	President, Chief Executive Officer and Director	640,000	9.4%
W. Steve Albrecht	Director	18,000	*
Eric A. Benhamou	Chairman of the Board	18,000	*
Lloyd Carney	Director	18,000	*
James R. Long	Director	18,000	*
J. Daniel McCranie	Director	18,000	*
Evert van de Ven	Director	18,000	*
Brad W. Buss	Executive Vice President, Finance and Administration and Chief Financial Officer	408,534	6.0%
Ahmad R. Chatila	Executive Vice President, Memory and Imaging Division, Manufacturing	325,974	4.8%
Paul D. Keswick	Executive Vice President, New Product Development, Engineering, IT	328,000	4.8%
Christopher A. Seams	Executive Vice President, Sales and Marketing	327,200	4.8%
Sabbas A. Daniel	Executive Vice President, Quality	214,800	3.2%
Dinesh Ramanathan	Executive Vice President, Data Communications Division	257,467	3.8%
Shahin Sharifzadeh	Executive Vice President, Wafer Fabrication & Technology, & President, China Operations	254,000	3.7%
Norman P. Taffe	Executive Vice President, Consumer and Computation Division	282,467	4.2%
Harry Sim	Chief Executive Officer, Cypress Systems (Subsidiary)	0	*
Thomas H. Werner	Chief Executive Officer, SunPower Corp. (Subsidiary)	0	*

*	Less than 1%.

Other than as set forth below, to the best of our knowledge, no other directors or executive officers, nor any affiliates of ours, were engaged in transactions involving options or a restricted stock purchase to purchase our common stock under our Plan, or in transactions involving our common stock during the past sixty (60) days before and including August 22, 2008.

Name	Number of Shares of Common Stock	Acquisition (A) or Disposition (D)	Price Per Share ($)
T.J. Rodgers(1)	200,000	A	8.3750
T.J. Rodgers(2)	1,010	A	21.0375
Ahmad R. Chatila(2)	984	A	21.0375
Christopher A. Seams(2)	1,010	A	21.0375
Norman P. Taffe(2)	1,010	A	21.0375
Dinesh Ramanathan(2)	976	A	21.0375
Brad W. Buss(2)	1,073	A	19.7965
Evert van de Ven(3)	10,000	A	22.025
Evert van de Ven (4)	10,100	D	30.978	(5)

(1)	Exercise of an option to purchase 200,000 shares of common stock under the 1994 Stock Plan.
(2)	Acquired pursuant to our Employee Stock Purchase Plan.
(3)	Exercise of options to purchase 10,000 shares of common stock.
(4)	Open market sale of shares including sale of 100 shares held indirectly by Mr. van de Ven.
(5)	Price represents the weighted average sales price for the shares.

12.    Status of restricted stock units acquired by us in the offer; accounting consequences of the offer.

Restricted stock units that we acquire through the offer and that were granted under the Plan will be cancelled and the shares underlying the restricted stock units will be returned to the pool of shares available for grants of new awards under our Plan. However, the Plan pool of shares will then be depleted by the grant of restricted stock, so we expect this offer to be neutral with respect to the Plan pool of shares.

As of January 2, 2006, we have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R), on accounting for share-based payments. Under SFAS 123(R), we may recognize the incremental compensation cost of the restricted stock granted in the offer. The incremental compensation cost will be measured as the excess, if any, of the fair value of each award of restricted stock granted to employees in exchange for exchanged restricted stock units, measured as of the date the restricted stock is granted, over the fair value of the exchanged restricted stock units, measured immediately prior to the cancellation. This incremental compensation cost will be recognized ratably over the vesting period of the restricted stock. In the event that any of the restricted stock is forfeited prior to their vesting due to termination of service, the compensation cost for the forfeited restricted stock will not be recognized.

13.    Legal matters; regulatory approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of restricted stock units and issuance of restricted stock as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency or any New York Stock Exchange listing requirements that would be required for the acquisition or ownership of our restricted stock units as contemplated herein. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept tendered restricted stock units for exchange and to issue shares of restricted stock for tendered restricted stock units is subject to the conditions described in Section 7 of this Offer to Exchange.

If we are prohibited by applicable laws or regulations from granting restricted stock on the restricted stock grant date, we will not grant any restricted stock. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the restricted stock grant date we will not grant any restricted stock and you will not receive any other benefit for the restricted stock units you tendered and your eligible restricted stock units will not be accepted for exchange.

14.    Material income tax consequences.

Material U.S. federal income tax consequences.

The following is a summary of the material U.S. federal income tax consequences of the exchange of restricted stock units for restricted stock pursuant to the offer for those eligible employees subject to U.S. federal income tax. This discussion is based on the United States Internal Revenue Code, its legislative history, treasury regulations promulgated thereunder, and administrative and judicial interpretations as of the date of this offering circular, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances. If you are a citizen or a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social security consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer, as the tax consequences to you are dependent on your individual tax situation.

Holders of restricted stock units who exchange unvested restricted stock units for restricted stock generally will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

The tax consequences of receiving shares of restricted stock in this offer will depend on whether or not you timely file an 83(b) election. Because the primary reason for accepting the offer is to accelerate the measurement and recognition of taxable income and to commence the capital gain holding period, it is expected that most, if not all, of the participants who accept this offer will wish to file 83(b) elections. Please note, however, that if you choose to participate in this offer and file an 83(b) election, you are not required to file the 83(b) election as to all of your shares of restricted stock.

Under Section 83 of the Internal Revenue Code, if no 83(b) election is filed, then when restricted stock vests, you will recognize income equal to the share value on the vesting date, less the amount, if any, paid for the shares. Upon the sale or other disposition of the shares, any subsequent gain or loss is treated as capital gain or loss. This tax treatment is identical to the tax treatment of your existing restricted stock unit.

If you participate in the offer and receive shares of restricted stock, you may accelerate the measurement and recognition of income and the commencement of the capital gain holding period by filing an 83(b) election with the IRS within thirty (30) days following the restricted stock grant date. There are no exceptions to this timely filing rule. The last possible day for filing is calculated by counting every day (including Saturdays, Sundays and holidays) starting with the next day after the restricted stock grant date. Please note that you are responsible for filing the 83(b) election with the Internal Revenue Service. Cypress will not file this election for you. Instructions for filing the 83(b) election can be found in the restricted stock agreement. Additionally, to complete the 83(b) election, participants must provide Cypress with a copy of the 83(b) election and attach a copy of the 83(b) election to their federal tax return covering 2008 income.

The 83(b) election is essentially an election to treat the restricted stock as if it was not subject to vesting. This accelerates income recognition to the restricted stock grant date. Accordingly, if you timely file an 83(b) election, you will recognize income equal to the share value on the restricted stock grant date (less any purchase price). Upon your sale or other disposition of the shares, any subsequent gain or loss is treated as capital gain or loss, which will be short-term or long-term, depending on how long you held the shares. You generally need to hold the shares for more than one (1) year in order to qualify for the long-term capital gain rate. Long-term capital gains are currently taxed at a maximum rate of 15% for purposes of your federal taxes. State long-term capital gain rates differ state-by-state. The capital gain rates could change, and may be increased in 2009 or later years, perhaps substantially.

However, if you file an 83(b) election and later forfeit the restricted stock, you will not receive a credit nor a deduction for any taxes paid. If your employment terminates for any reason, your unvested restricted stock will be forfeited to the Company and you will not receive any tax deduction for the amount previously included as income.

A valid 83(b) election cannot be revoked without IRS consent. To obtain consent you must submit a request for a letter ruling to the IRS. There are currently only two situations in which the IRS will consent to revocation of an 83(b) election. The first is where the taxpayer making the 83(b) election is under a mistake of fact as to the underlying transaction and the request is made within sixty (60) days of the date the mistake became known to the person making the election. The second is where the revocation request is made on or before the due date for making the 83(b) election (i.e., thirty (30) calendar days following the grant of restricted stock). The IRS has discretion to approve or deny revocation requests and formal procedures exist for making letter ruling requests. We strongly encourage you to consult a tax professional for assistance if you decide to pursue revocation of your 83(b) election.

Restricted stock.

If you are a U.S. taxpayer, you generally will not have taxable income at the time you are granted an award of restricted stock (unless you choose to file an 83(b) election). Instead, you will recognize ordinary income as the shares subject to the restricted stock grant vest and no longer can be forfeited, at which time Cypress will also generally have a tax withholding obligation. The amount of ordinary income you recognize will equal the fair market value of the shares on the vesting date, less the amount, if any, you paid for the shares. With regard to the shares issued pursuant to the restricted stock granted under the offer, you will not have paid any amount for the shares as such amounts will be satisfied by your past services to Cypress. The Company will satisfy all tax withholding obligations in the manner specified in your restricted stock agreement. Any gain or loss you recognize upon the sale or exchange of shares that you acquire through a grant of restricted stock generally will be treated as capital gain or loss and will be long-term or short-term depending upon how long you hold the shares.

We recommend that you consult your own tax advisor with respect to the federal, state, and local tax consequences of participating in the offer.

In addition, if you are a resident of more than one country, you should be aware that there might be tax and social insurance consequences for more than one country that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

If you participate in this offer, your eligible restricted stock units will be exchanged for shares of restricted stock. So that you are able to compare the tax consequences of the restricted stock to that of your eligible restricted stock units, we have included the following summary as a reminder of the tax consequences generally applicable to restricted stock units under U.S. federal tax law.

Restricted stock units.

If you are a U.S. taxpayer, you generally will not have taxable income at the time you are granted a restricted stock unit. Instead, you will recognize ordinary income as the shares subject to the restricted stock units vest and no longer can be forfeited, at which time Cypress will also generally have a tax withholding obligation. The amount of ordinary income you recognize will equal the fair market value of the shares on the vesting date. Any gain or loss you recognize upon the sale or exchange of shares that you acquire through a grant of restricted stock units generally will be treated as capital gain or loss and will be long-term or short-term depending upon how long you hold the shares.

We recommend that you consult your own tax advisor with respect to the federal, state, and local tax consequences of participating in the offer.

In addition, if you are a resident of more than one country, you should be aware that there might be tax and social insurance consequences for more than one country that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

15.    Extension of offer; termination; amendment.

We reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any restricted stock units. If we elect to extend the period of time during which this offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to withdraw tenders of eligible restricted stock units until such extended expiration date. In the case of an extension, we will issue a press release, e-mail or other form of communication no later than 6:00 a.m., Pacific Time, on the next U.S. business day after the previously scheduled expiration date.

We also reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any restricted stock units elected to be exchanged if any of the events listed in Section 7 of this Offer to Exchange occurs, by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of restricted stock units elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the restricted stock units promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, and regardless of whether any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including by decreasing or increasing the consideration offered in this offer to restricted stock unit holders or by decreasing or increasing the number of restricted stock units being sought in this offer. As a reminder, if a particular restricted stock unit vests or expires after commencement, but before cancellation under the offer, that particular restricted stock unit is not eligible for exchange. Therefore, if we extend the offer for any reason and if a particular restricted stock unit that was tendered before the originally scheduled expiration of the offer vests or expires after such originally scheduled expiration date but before the actual forfeiture date under the extended offer, that restricted stock unit would not be eligible for exchange and would be governed by its original terms.

The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing restricted stock units sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible restricted stock units being sought in this offer or the consideration being offered by us for the eligible restricted stock units in this offer, the offer will remain open for at least ten (10) U.S. business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible restricted stock units, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible restricted stock units of such amendment, and we will extend the offer’s period so that at least five (5) U.S. business days, or such longer period as may be required by the tender offer rules, remain after such change.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

16.    Fees and expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting restricted stock units to be exchanged through this offer.

17.    Additional information.

This Offer to Exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your restricted stock units:

1.	Our definitive proxy statement on Schedule 14A for our 2008 annual meeting of stockholders, filed with the SEC on April 7, 2008;

2.	Our quarterly reports on Form 10-Q for our fiscal quarters ended March 30, 2008 and June 29, 2008 filed with the SEC on May 9, 2008 and August 8, 2008, respectively;

3.	Our annual report on Form 10-K for our fiscal year ended December 30, 2007, filed with the SEC on March 3, 2008;

4.	Our current reports on Form 8-K filed with the SEC on January 22, 2008, February 7, 2008, February 22, 2008, February 25, 2008, March 28, 2008, April 2, 2008, July 2, 2008 July 17, 2008, August 4, 2008, August 7, 2008, August 14, 2008, August 20, 2008 and August 22, 2008; and

5.	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on August 30, 1988 and any further amendment or report filed thereafter for the purpose of updating such description.

These filings, our other annual, quarterly, and current reports, our proxy statements, and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Each person to whom a copy of this Offer to Exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California, 95134, Attention: Priscilla Raymundo or by telephoning Priscilla Raymundo at (408) 943-2772.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer to Exchange about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.

18.    Financial statements.

The financial information included in our annual report on Form 10-K, for the fiscal year ended December 30, 2007 and our quarterly reports on Form 10-Q for the fiscal quarters ended March 30, 2008 and June 29, 2008 is incorporated herein by reference. Please see Section 17 of this Offer to Exchange entitled, “Additional information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

We had a book value per share of $10.02 on June 29, 2008 (calculated using the book value as of June 29, 2008, divided by the number of outstanding shares of our common stock as of June 29, 2008). The number of shares outstanding excludes 43.5 million of treasury shares which have not been retired.

Our ratio of earnings to fixed charges for the year ended December 30, 2007, December 31, 2006 and for the six months ended June 29, 2008 and July 1, 2007, is set forth below:

	Year Ended(1)		Six Months Ended(1)
	December 30, 2007	December 31, 2006	June 29, 2008	July 1, 2007
Ratio of Earnings to Fixed Charges(2)	11.71	4.69	4.95	29.93

(1)	We report on a fiscal-year basis and end its quarters on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year, in which case the additional week falls into the fourth quarter of that fiscal year. Both fiscal 2007 and 2006 consist of 52 weeks. The second quarter of fiscal 2008 ended on June 29, 2008 and the second quarter of fiscal 2007 ended on July 1, 2007.

(2)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges are calculated by adding (a) interest on all indebtedness and amortization of debt discount and expense and (b) an estimate of the interest within rental expense. Earnings are calculated by adding (a) pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (b) fixed charges.

Unaudited Pro forma Condensed Consolidated Financial Information

The following pro forma financial information is provided for illustrative and comparative purposes only and is not necessarily indicative of what will happen. This pro forma financial information is highly dependant upon the assumptions underlying its preparation, which are discussed further below under “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.”

The following table sets forth summary unaudited pro forma condensed consolidated financial data for Cypress for the year ended December 30, 2007 and the six months ended June 29, 2008 and our financial position as of June 29, 2008. This summary unaudited pro forma condensed consolidated financial data gives effect to:

•	the Note Tender Offer, assuming we purchase $531,250,000 aggregate principal amount of Notes outstanding at an assumed price of $1,600 per $1,000 principal amount of Notes;

•	the loss on the extinguishment of the Notes;

•	the sale of 2.5 million of our shares of SunPower’s class B common stock at an average price of $88.99 per share with proceeds of $222 million;

•	the spin-off of our remaining ownership interest in SunPower via a non-taxable dividend distribution to our stockholders, although we may determine not to proceed with this distribution;

•	the settlement of all intercompany accounts; and

•	the recording of certain other adjustments.

The summary unaudited pro forma condensed consolidated statements of operations for the year ended December 30, 2007 and for the six months ended June 29, 2008 give effect to the transactions as if they had occurred on January 1, 2007. The summary unaudited pro forma consolidated balance sheet gives effect to these transactions as if they had occurred on June 29, 2008.

We recently announced our plans to acquire Simtek Corporation, (“Simtek”) in an all cash transaction for $2.60 per share of common stock, or an aggregate value of approximately $46 million (including the value of Simtek shares held by us). The transaction is expected to close in the fourth quarter of fiscal 2008. However, the foregoing pro forma financial information does not take into account the impact of this transaction as information is not readily available to accurately assess the impact of this transaction on the unaudited pro forma condensed consolidated financial data.

Our 1994 and 1999 stock plans, as amended, do not automatically provide for antidilution adjustments to our outstanding employee equity awards in the event of certain changes to our capitalization structure, including the spin-off. If the spin-off were to occur, outstanding employee equity awards may decrease in value, perhaps substantially. Consequently, the Board of Directors has determined it to be appropriate to exercise the discretion reserved in the stock plans to make appropriate proportionate adjustments to the outstanding awards to offset the potential decrease in value of outstanding employee equity awards in the event of the spin-off. As a result of this discretionary proportionate adjustment we will record a material Statement of Financial Accounting Standards No. 123R (“FAS 123R”) compensation charge for the difference between the fair value of the employee equity awards pre- and post- spin-off.

In addition, the following pro forma financial information does not reflect net income (loss) per share on either a basic or diluted basis. This is because (i) the numbers of our outstanding basic and diluted shares that may be outstanding following the completion of the spin-off would be dependant upon numerous factors, many of which are outside of our control and, as such, are extremely difficult to estimate, and (ii) the amount of compensation expense we will incur under FAS 123R for the Stock Option and RSU Adjustments in connection with the spin-off is dependent on numerous factors, is extremely difficult to estimate and will be material. As a result, we believe any estimate we might make of pro forma basic or diluted shares outstanding or pro forma net income (loss) per share bears a substantial risk of being misleading or inaccurate. We expect our fully diluted share count to increase significantly.

A primary reason that pro forma basic or diluted shares outstanding are difficult to estimate is that equity awards and shares reserved for issuance under our 1994 and 1999 Stock Plans would be adjusted in connection with the spin-off. Factors that will affect the magnitude of this adjustment include:

•	The ratio between the trading price for our common stock prior to the spin-off and after the spin-off, which would be used to determine the level of adjustment under these plans;

•

The price of our common stock following the spin-off and its relationship to the strike prices of outstanding awards under these plans, as adjusted, which would affect the calculation of our fully diluted shares outstanding under the treasury stock method;

•	The number of options, restricted stock awards and restricted stock units outstanding under these plans at the time of the spin-off;

•	The number of outstanding options under these plans that are exercised prior to the spin-off;

•	The number of restricted stock units outstanding under these plans that are exchanged for shares of restricted stock pursuant to this Offer to Exchange;

•	The impact of options that are early exercised prior to vesting and thus converted to restricted stock; and

•	The impact of options that are exercised with a net exercise feature.

It is additionally difficult to estimate pro forma diluted shares outstanding because we do not know:

•	The number of Notes that may be converted prior to, or in connection with, the spin-off, and whether we will settle a portion of such conversions in our common stock; and

•	The impact of any adjustments to the conversion rate of the Notes as a result of any payment of make-whole shares in our common stock.

This information should be read in conjunction with our Summary Historical Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 30, 2007 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Reports on Form 10-Q for the quarters ended March 30, 2008 and June 29, 2008, each incorporated by reference into this Offer to Exchange.

The unaudited pro forma condensed consolidated financial data has been included for informational and comparative purposes only and is not necessarily indicative of the Company’s future performance or what our results of operations would have been if we had operated as a separate company during the periods presented, or if the transactions reflected therein had actually occurred at the dates contemplated in the pro forma calculations or at any other dates.

CYPRESS SEMICONDUCTOR CORPORATION

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)

	June 29, 2008	Note Tender Offer(1)	Hedge and Warrant Settlement(1)	Sale of SunPower Shares(2)	Effects of Dividend Distribution(3)	Cypress June 29, 2008	Less SunPower Standalone June 29, 2008	Pro forma
						ADJUSTED
ASSETS
Cash and cash equivalents	$818,454	$(850,000)	$28,267	$222,472	$—	$219,193	$189,542	$29,651
Short-term investments	202,311	—	—	—	—	202,311	37,233	165,078
Accounts receivable, net	354,954	—	—	—	—	354,954	249,459	105,495
Inventories, net	329,446	—	—	—	—	329,446	200,268	129,178
Other current assets	264,347	—	—	—	5,409	269,756	235,295	34,461

Total current assets	1,969,512	(850,000)	28,267	222,472	5,409	1,375,660	911,797	463,863

Property, plant and equipment, net	777,111	—	—	—	—	777,111	451,969	325,142
Goodwill	545,719	—	—	—	—	545,719	195,930	349,789
Intangible assets, net	52,862	—	—	—	(3,316)	49,546	45,623	3,923
Investment in SunPower	—	—	—	(30,427)	30,427	—	—	—
Other assets	318,378	—	—	—	—	318,378	222,644	95,734

Total assets	$3,663,582	$(850,000)	$28,267	$192,045	$32,520	$3,066,414	$1,827,963	$1,238,451

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$240,928	$—	$—	$—	$—	$240,928	$187,847	$53,081
Accrued compensation and employee benefits	64,626	—	—	—	—	64,626	12,463	52,163
Deferred revenue less cost of revenue	49,955	—	—	—	—	49,955	—	49,955
Income taxes payable	25,942	—	—	—	—	25,942	15,316	10,626
Convertible debt	799,994	(531,250)	—	—	—	268,744	200,000	68,744
Other current liabilities	178,254	—	—	—	5,409	183,663	128,033	55,630

Total current liabilities	1,359,699	(531,250)	—	—	5,409	833,858	543,659	290,199

Convertible debt	225,000	—	—	—	—	225,000	225,000	—
Deferred income taxes and other tax liabilities	41,764	—	—	—	—	41,764	15,025	26,739
Other long-term liabilities	79,814	—	—	—	—	79,814	76,101	3,713

Total liabilities	1,706,277	(531,250)	—	—	5,409	1,180,436	859,785	320,651
Minority interest	426,192	—	—	—	(426,192)	—	—	—
Stockholders’ equity	1,531,113	(318,750)	28,267	192,045	453,303	1,885,978	968,178	917,800

Total liabilities and stockholders’ equity	$3,663,582	$(850,000)	$28,267	$192,045	$32,520	$3,066,414	$1,827,963	$1,238,451

CYPRESS SEMICONDUCTOR CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)

(Unaudited)

	Twelve Months Ended December 30, 2007	Note Tender Offer(1)	Interest Forgone(2)	Subtotal	Less SunPower Standalone(3)	Other(3)	Pro forma
Revenues	$1,596,387	$—	$—	$1,596,387	$774,790	$—	$821,597
Cost of revenues	1,048,005	—	—	1,048,005	602,135	—	445,870

Gross margin	548,382	—	—	548,382	172,655	—	375,727
Operating expenses (credits):
Research and development	187,803	—	—	187,803	13,563	—	174,240
Selling, general and administrative	298,693	—	—	298,693	104,567	419	194,545
Amortization of acquisition-related intangibles	36,441	—	—	36,441	28,540	—	7,901
Impairment of acquisition-related intangibles	14,068	—	—	14,068	14,068	—	—
In-process research and development charge	9,575	—	—	9,575	9,575	—	—
Impairment related to synthetic lease	7,006	—	—	7,006	—	—	7,006
Gains on divestitures	(17,958)	—	—	(17,958)	—	—	(17,958)
Restructuring charges	583	—	—	583	—	—	583

Total operating expenses, net	536,211	—	—	536,211	170,313	419	366,317

Operating income (loss)	12,171	—	—	12,171	2,342	(419)	9,410
Interest (loss) and other income (expense), net	386,106	13,788	(31,132)	368,762	940	—	367,822

Income before income tax and minority interest	398,277	13,788	(31,132)	380,933	3,282	(419)	377,232
Income tax benefit (provision)	314	—	—	314	5,920	—	(5,606)
Minority interest, net of tax	(4,291)	—	—	(4,291)	(4,309)	—	18

Net income (loss)	$394,300	$13,788	$(31,132)	$376,956	$4,893	$(419)	$371,644

CYPRESS SEMICONDUCTOR CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)

(Unaudited)

	Six Months Ended June 29, 2008	Note Tender Offer(1)	Interest Forgone(2)	Subtotal	Less SunPower Standalone(3)	Other(3)	Pro forma
Revenues	$1,034,414	$—	$—	$1,034,414	$656,452	$—	$377,962
Cost of revenues	700,068	—	—	700,068	503,982	—	196,086

Gross margin	334,346	—	—	334,346	152,470	—	181,876
Operating expenses (credits):
Research and development	98,997	—	—	98,997	9,455	—	89,542
Selling, general and administrative	192,960	—	—	192,960	74,835	155	118,280
Amortization of acquisition-related intangibles	11,818	—	—	11,818	8,351	(150)	3,317
Restructuring charges	4,370	—	—	4,370	—	—	4,370

Total operating expenses, net	308,145	—	—	308,145	92,641	5	215,509

Operating income (loss)	26,201	—	—	26,201	59,829	(5)	(33,633)
Interest and other income (expense), net	7,041	4,036	(10,157)	920	1,608	—	(688)

Income (loss) before income tax and minority interest	33,242	4,036	(10,157)	27,121	61,437	(5)	(34,321)
Income tax benefit (provision)	(8,054)	—	—	(8,054)	(20,072)	—	12,018
Minority interest, net of tax	(18,091)	—	—	(18,091)	(18,155)	—	64

Net income (loss)	$7,097	$4,036	$(10,157)	$976	$23,210	$(5)	$(22,239)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma Condensed Consolidated Balance Sheet—Notes

(1) This adjustment is to record the cash payment of $850 million for the Note Tender Offer offset by the net proceeds of $28 million from the early settlement of the convertible note hedge and the warrants that were sold at the time of the issuance of the Notes. It also reflects the impact to stockholders’ equity from recording a loss on the extinguishment of the Notes of approximately $319 million, as a result of the premium paid to the holders of the Notes, offset by an $28 million increase to stockholders’ equity resulting from the early settlement of the convertible note hedge and the warrants.

(2) This adjustment represents the sale of a portion of our existing ownership in SunPower in order to facilitate the Note Tender Offer and provide an adequate level of working capital. The pro forma amounts have been based on our recent sale of 2.5 million shares of SunPower’s class B common stock at an average price of $88.99 per share with proceeds of $222 million and a cost basis of $30 million. It also reflects the impact to stockholders’ equity from recording a gain on sale of $192 million.

(3) This adjustment represents the recording of the elimination of our minority interest in SunPower and the spin-off of the book basis of our remaining ownership in SunPower as if the dividend took place on January 1, 2007. This adjustment includes the elimination of intangible assets totaling $3.3 million related to our ownership interest in SunPower. This adjustment also includes the recording of an intercompany receivable to us from SunPower of approximately $5.4 million related to existing service and separation agreements.

Pro forma Consolidated Statement of Operations—Notes

(1) This adjustment assumes no interest expense, totaling $4.1 million in fiscal 2007 and $2.7 million in fiscal 2008, was incurred during the periods presented, as the unaudited pro forma condensed consolidated financial data reflects the extinguishment of our Notes in fiscal 2007. In addition, the adjustment reverses the expensing of previously recognized debt issuance costs associated with such Notes in fiscal 2007 and 2008.

(2) This adjustment represents the interest income foregone during the periods presented assuming the use of cash to purchase the Notes offset by the proceeds and interest income earned related to the sale of a portion of our existing ownership in SunPower as if it had occurred on January 1, 2007.

(3) These adjustments reflect the elimination of the historical operations of SunPower. These adjustments also assume that certain expenses totaling approximately $419,000 in fiscal 2007 and $155,000 in fiscal 2008, previously charged to SunPower as part of existing service and separation agreements, will remain with Cypress. In addition, these adjustments include the elimination of the amortization of intangible assets of approximately $150,000 from our increased ownership interest in SunPower due to its treasury share activity.

19.    Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will restricted stock units be accepted from the holders of restricted stock units residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your restricted stock units through the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange and in the related exchange program documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation, or information as having been authorized by us.

Cypress Semiconductor Corporation

September 4, 2008

SCHEDULE A

INFORMATION CONCERNING THE EXECUTIVE OFFICERS

AND DIRECTORS OF CYPRESS SEMICONDUCTOR CORPORATION.

The directors and executive officers of Cypress Semiconductor Corporation are set forth in the following table:

Name	Position and Offices Held
T. J. Rodgers	President, Chief Executive Officer and Director
W. Steve Albrecht	Director
Eric A. Benhamou	Chairman of the Board
Lloyd Carney	Director
James R. Long	Director
J. Daniel McCranie	Director
Evert van de Ven	Director
Brad W. Buss	Executive Vice President, Finance and Administration and Chief Financial Officer
Ahmad R. Chatila	Executive Vice President, Memory and Imaging Division, Manufacturing
Paul D. Keswick	Executive Vice President, New Product Development, Engineering, IT
Christopher A. Seams	Executive Vice President, Sales and Marketing
Sabbas A. Daniel	Executive Vice President, Quality
Dinesh Ramanathan	Executive Vice President, Data Communications Division
Shahin Sharifzadeh	Executive Vice President, Wafer Fabrication & Technology, & President, China Operations
Norman P. Taffe	Executive Vice President, Consumer and Computation Division
Harry Sim	Chief Executive Officer, Cypress Systems (Subsidiary)
Thomas H. Werner	Chief Executive Officer, SunPower Corp. (Subsidiary)

The address of each executive officer and director is:

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

Our executive officers and the members of our board of directors are eligible to participate in this offer.

SCHEDULE B

SUMMARY FINANCIAL INFORMATION

	Six Months Ended		Year Ended
	June 29, 2008	July 1, 2007	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005	December 28, 2003
	(In thousands, except per share amounts)
Statements of Operations Data:
Revenues	$1,034,414	$715,638	$1,596,387	$1,091,553	$886,396	$948,438	$836,756
Restructuring and acquisition-related costs	(16,188)	(42,457)	(60,667)	(16,362)	(67,435)	(54,334)	(27,530)
Gains on divestitures	—	(10,782)	17,958	14,730	—	—	—
Operating income (loss)	26,201	(22,151)	12,171	26,937	(92,497)	(1,382)	(8,304)
Gain on sale of SunPower’s common stock	—	373,173	373,173	—	—	—	—
Income (loss) before income taxes and minority interest	33,242	356,788	398,277	52,710	(93,217)	(2,021)	(3,554)
Net income	$7,097	$361,339	$394,300	$39,482	$(92,153)	$24,698	$(5,331)
Net income (loss) per share:
Basic	$0.05	$2.35	$2.53	$0.28	$(0.69)	$0.20	$(0.04)
Diluted	$0.03	$2.14	$2.30	$0.25	$(0.69)	$0.17	$(0.04)
Shares used in per share calculation:
Basic	152,818	153,905	155,559	140,809	133,188	124,580	121,509
Diluted	161,598	168,994	171,836	179,271	133,188	134,130	121,509

	As of
	June 29, 2008	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005	December 28, 2003
	(In thousands, except per share amounts)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,020,765	$1,426,405	$580,174	$330,308	$244,897	$198,617
Working capital	609,813	572,992	676,789	435,110	330,270	307,716
Total assets	3,663,582	3,725,949	2,123,525	1,697,874	1,572,994	1,575,685
Debt	1,024,994	1,025,000	598,996	601,538	606,724	615,724
Total stockholders’ equity	1,531,113	1,720,432	1,045,559	757,135	660,358	569,188